                               [GRAPHIC OMITTED]

                             Minimum 400,000 Units
                             Maximum 800,000 Units

                Each Unit Consists of One Share and One Warrant


                                 $5.00 Per Unit


              The shares and warrants are not offered separately.
                The warrants are redeemable at $.10 per warrant.


This is a direct public offering. We are offering the units directly to the public through our officers and directors.

================================================================================
                       Price to                      Proceeds to
                        Public       Commissions       Company
--------------------------------------------------------------------------------
Per Unit .........       $5.00            $0           $5.00
--------------------------------------------------------------------------------
Minimum ..........    $2,000,000          $0         $2,000,000
--------------------------------------------------------------------------------
Maximum ..........    $4,000,000          $0         $4,000,000
================================================================================

                             ---------------------

     This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss. See "High Risk Factors" beginning on page 5. These are speculative securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------


               The date of this prospectus is November 15, 1999.

                              PROSPECTUS SUMMARY

Gen Trak and its Products

     Gen Trak is developing DNA-based testing technology which will allow physicians to diagnose infectious disease in their offices during patient visits. We have three patents for this new technology. In addition, Gen Trak sells health care test kits used for various genetic tests. We sell primarily to hospitals and private laboratories performing tests for solid organ and bone marrow transplants.

     Gen Trak was incorporated in Pennsylvania in November 1986. Our corporate offices are located at 5100 Campus Drive, Plymouth Meeting, PA 19462-1123. Our telephone number is 610/825-5115.

The Offering and Gen Trak's Securities

Securities Offered.......   A minimum of 400,000 units of securities

                            A maximum of 800,000 units of securities

                            o Each unit consists of one share and one warrant.

                            o The shares and warrants are not being offered
                              separately and cannot be transferred separately for a period of 180 days from the date of this prospectus.

Terms of warrants........   o Each warrant entitles the holder to purchase one
                              share at a price of $6.00. The warrant holders may purchase shares beginning on the day the warrants may be separated from the units. The warrants expire five years from the date of this prospectus.

                            o We may repurchase the warrants at $.10 per
                              warrant on 30 days' prior written notice.

                            o The warrants may not be exercised if there is no
                              current prospectus covering the exercise of the warrants. We are required to keep this prospectus current for that purpose.

Offering Price...........   $5.00 per unit

Shares of Common Stock
 Outstanding:
 Prior to the Offering...   1,750,000 shares of common stock
 After the Offering......   2,328,196 shares of common stock (if minimum
                            number of units is sold; 2,728,196 if maximum number of units is sold)

     In addition to the shares that will be outstanding after the offering, Gen Trak will have outstanding a minimum of 425,000 warrants and a maximum of 825,000 warrants.

Use of Proceeds..........   We will use a significant portion of the proceeds
                            of this offering to repay debt owed to stockholders, investors and banks. The balance of the proceeds will be used for working capital, expansion of our product lines and general corporate purposes.

Market for Gen Trak's Securities

     Before this offering, there was no market for any of Gen Trak's securities. We cannot guarantee that a trading market will develop for the units. Initially, we anticipate that our units will be quoted on the NASD's Electronic Bulletin Board. After closing of this offering we intend to apply for listing of our securities on the Boston Stock Exchange if we meet the criteria for listing on that Exchange. We cannot guarantee that we will meet the criteria for listing or will be accepted even if we meet the criteria.

Summary Financial Data

     The following summary financial data summarizes the financial statements at the end of this prospectus. Those financial statements include notes which the investor should read. The financial statements at the end of this prospectus for the years ended December 31, 1997 and 1998 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the six months ended June 30, 1998 and 1999 are unaudited. The results of operations for the six months ended June 30, 1998 and 1999 do not necessarily indicate the results to be expected for the full year.

     The "Pro Forma Basic and Diluted Loss Per Share" presented in the Statements of Operations data below take into account certain effects from the use of proceeds of the offering as if they had occurred on January 1, 1998. The "As Adjusted" column in the Balance Sheet Data assumes the sale of the minimum number and the maximum number of units in this offering and the use of proceeds as if that sale had taken place on June 30, 1999.

                         STATEMENTS OF OPERATIONS DATA

                                               Years Ended                    6 Months Ended
                                     -------------------------------   -----------------------------
                                        12/31/97         12/31/98         06/30/98        06/30/99
                                     -------------   ---------------   -------------   -------------
Net Sales ........................    $2,710,485      $  2,149,285      $1,143,787      $  900,917
Gross Profit .....................     1,219,557            36,081         555,501         265,661
Net Loss .........................      (138,083)       (1,661,846)       (186,323)       (582,371)
Basic and Diluted Loss Per Share .    $     (.11)     $      (1.28)     $     (.14)     $     (.45)
Pro Forma Basic & Diluted Loss
  Per Share ......................                    $      (1.16)                     $     (.38)
Weighted Average Shares Out-
  standing Used in Computing
  Basic and Diluted Loss Per
  Share ..........................     1,300,000         1,300,000       1,300,000       1,300,000
Pro Forma Weighted Average
  Shares Outstanding Used in
  Computing Pro Forma Basic &
  Diluted Loss Per Share .........                       1,420,000                       1,420,000

                              BALANCE SHEET DATA



                                                                               JUNE 30, 1999
                                                            ---------------------------------------------------
                                                                                 As adjusted       As adjusted
                                            DECEMBER 31,                         for sale of       for sale of
                                                1998            UNAUDITED       400,000 Units     800,000 Units
                                           --------------   ----------------   ---------------   --------------
Cash ...................................     $  230,104       $     48,217       $  898,217        $2,498,217
Current Assets .........................     $1,097,311       $    874,112       $1,724,112        $3,324,112
Total Assets ...........................     $1,741,214       $  1,575,577       $2,425,577        $4,025,577
Current Liabilities ....................     $1,761,764       $  2,111,304       $1,249,554        $  849,554
Long-term Liabilities ..................     $  948,785       $    944,783       $1,206,533        $1,206,533
Shareholders' Equity (Deficit) .........     $ (969,335)      $ (1,480,510)      $  (30,510)       $1,969,490

Attention California Residents:

     Offers and sales of the units made to California residents pursuant to this prospectus are restricted to individuals who meet suitability standards of not less than $250,000 of liquid net worth (net worth exclusive of home, home furnishings and automobiles) plus $65,000 annual gross income, or $500,000 of liquid net worth (net worth exclusive of home, home furnishings and automobiles).


For New Jersey Residents:

     Offers and sales in this offering in New Jersey may only be made to accredited investors as defined in Rule 501 under the Securities Act of 1933, as amended. Under Rule 501, to be an accredited investor an individual must have either (i) a net worth or joint net worth with such individual's spouse of more than $1,000,000 or (ii) income of more than $200,000 in each of the two most recent years or joint income with such individual's spouse of more than $300,000 in each of those years and a reasonable expectation of reaching the same income level in the current year. Other standards apply to investors who are not individuals. There will be no secondary sales of the securities to persons in New Jersey who are not accredited investors for 90 days after the date of this offering.

                               HIGH RISK FACTORS

     You should carefully consider the following risks before making an investment decision. The trading price of our securities could decline due to any of these risks, and you could lose all or a part of your investment. You also should review the other information in this prospectus.

     We Will Require Near Term Additional Financing if Only the Minimum Number of Units is Sold. If only the minimum number of units is sold (400,000 units) and, if we are required to pay all of our indebtedness which will become due in 1999, there will be little cash remaining out of the net proceeds of the offering to support our ongoing operations. We are attempting to negotiate with our lenders extensions of our loans so that we will be able to devote more of the proceeds of the sale of the units to support our business. We also are seeking to negotiate an extension of time to pay certain of the expenses of this offering. If only the minimum number of units is sold it may be necessary for us to obtain additional financing by mid-2000 in order for us to be sure of adequate cash to support our business and to allow us to take any initiatives to grow our business. We may not be able to obtain any of the required financings.

     If this Offering is not Completed We Will Not Have Sufficient Cash to Conduct Our Operations. Our cash flow from our present sale of products is not sufficient to pay for all of our expenses on a current basis. We have sought and received the cooperation of certain of our suppliers in continuing to supply materials and services to us even though we are in arrears on our payments to suppliers. We are relying upon the completion of this offering for at least the minimum number of units to bring our accounts current.

     We Are Not Profitable and May Continue to Incur Losses. Gen Trak was incorporated in 1986 and we have experienced significant operating losses since that date. Despite changes initiated by our management, you cannot be certain that we will become profitable. Our sales have declined steadily, from $6.9 million in 1992 to approximately $2.1 million for the year ended December 31, 1998. For the year ended December 31, 1998, we had a net loss of $1,661,846 which included a one-time inventory write-down of $791,378. In the first six months of 1999, we had a net loss of $582,371. For these reasons and others, our auditor's opinion contains an explanatory paragraph expressing doubt as to our ability to continue as a going concern.

     Our Growth Will be Limited if We do not Develop New Products. To achieve our strategic goals, we must, alone or with others, successfully develop, obtain regulatory approval for, introduce and market new products. If we do not develop new products, our growth will be limited. Our AMPRO Technology has not yet been developed into specific products. We may not be able to develop new products, or obtain regulatory approval for any new products. Any new products which are developed and approved may not be successfully marketed.

     Our Ability to Respond to Business Opportunities and Introduce New Products is Impaired by Extensive Government Regulation of Our Business. Extensive regulation puts a burden on our operations and makes us less flexible. These regulations apply to all competitors in our industry. However, other industries in which you may be considering an investment are not as heavily regulated. Our research and development activities, preclinical studies, clinical trials and marketing of our products are subject to extensive regulation by the Food and Drug Administration and foreign regulatory authorities. All of these regulations reduce our ability to respond to business opportunities and to introduce new products. We face other regulatory burdens. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals needed to sell our products, product recalls, operating restrictions and criminal prosecution. Additional government regulation may be established that could prevent or delay regulatory approval of our product candidates.

     The Cost and Length of the Regulatory Process May Prevent us from Bringing New Products to Market on a Timely Basis. To market products which use the new AMPRO technology, we, or any development partners, must undergo an extensive regulatory approval process. The regulatory process takes many years and requires the expenditure of substantial resources. Regulatory review may not be conducted quickly and regulatory approval may not be obtained for AMPRO products we develop.

     Our Business May be Materially Adversely Affected if Our Third-Party Manufacturers Fail to Perform. We are now dependent and will likely continue to depend on third-parties to manufacture our products effectively and on a timely basis. The failure of these third parties to perform adequately could have a material adverse effect on our business.

     Our Ability to Operate May be Impaired Because the Raw Materials We Need May Become Difficult to Obtain. Complications or delays in obtaining raw materials could materially impair our business. The raw materials, particularly sera, required for the majority of our products and product candidates are currently available from several suppliers in quantities sufficient to conduct our business. However, we cannot be certain that the raw materials necessary for the manufacture of our products and product candidates will continue to be available in sufficient quantities or at a reasonable cost. Much of the sera used by us is obtained from overseas sources who draw sera from human subjects. Foreign regulations do not now impair our ability to obtain sera. However, because the sera is drawn from human subjects, foreign regulations may change in a way that makes it more difficult for us to get these materials.

     Our Marketing Ability is Limited. Our ability to market our products is limited due to our size and limited product line. Some of our competitors do not have these limitations.

     Our Use of Some of the Offering Proceeds to Pay Debts to Existing Shareholders will Reduce Our Ability to Meet Our Goals. Approximately $350,000 of the offering proceeds will be used to repay a debt owed to one of our existing shareholders if the maximum number of units is sold. In addition, approximately $90,000 will be used to pay accrued consulting fees to a consultant affiliated with that shareholder. Our ability to accomplish our goals through use of your investment funds is reduced by using some of the funds to repay these debts.

     We May Not be Able to Develop New Products Because Our Development Activities will Depend on the Performance of Third Parties. We currently do not have the resources necessary to develop or bring products to market which use our new technology. The proceeds of this offering will not provide us with sufficient resources to bring these products to market. Our ability to develop products from this technology will depend upon our ability to establish and maintain collaborative arrangements. We may not be able to enter into any collaborations. Collaborations with others may place a great deal of control over products developed from our technology in the hands of others.

     Restrictions on Exercise of Warrants May Deny Investors Full Benefit of the Warrants. Investors purchasing warrants in this offering will not be able to exercise the warrants unless at the time of exercise this registration statement is current, or a new registration statement covering exercise of the warrants is effective. In addition, such shares must be registered under the securities laws of the warrant holder's state of residence, if they are not exempt from such laws. The value of the warrants may be greatly reduced if a current registration statement covering the exercise of the warrants is not available or if the shares are not registered or exempt from registration in the states in which the investor lives.

     You May Lose Some of the Value of the Warrants if We Repurchase the Warrants. After the warrants become separately transferable, we may repurchase them under certain conditions on 30 days' prior written notice for a price of $.10 per warrant. We are likely to repurchase the warrants at a time when this is favorable to our company and not the warrant holders. If we give notice of our intention to repurchase the warrants, warrant holders will lose their right to exercise the warrants unless they exercise the warrants and pay for the shares during the 30 day notice period.

     You May Not be able to Sell Your Shares and Warrants Because There May Be No Market For Our Securities After this Offering. There can be no assurance that a trading market will develop or be sustained after completion of the offering or that the market price of the units, common stock and warrants will remain at or above the public offering price. The offering price of the securities has been arbitrarily determined by Gen Trak and bears no relationship to our current operating results, book value, net worth or financial criteria of value.

     You May have Difficulty Selling Your Shares and Warrants Because We Will Not Qualify For NASDAQ and Our Securities Will Be Classified as Penny Stocks. If there is a market for our securities after this offering, trading in our securities will take place only in the over-the-counter market in what are commonly known as the "pink sheets" or on the NASD Electronic Bulletin Board. Because our securities may be subject to the SEC's penny stock rules, broker-dealers will be restricted in their ability to sell the securities in the open market. For these reasons, you may have difficulty in selling your shares and warrants and may have difficulty in obtaining accurate quotations of the market price of the shares and warrants.

     Sales of Substantial Amounts of Common Stock in the Public Market Following the Offering Could Adversely Affect the Market Price for the Common Stock. Under the Alternate Prospectus under the present registration statement, we have registered for sale by security holders 871,722 shares of common stock which may be sold at any time. In addition, upon completion of this offering, approximately 500,000 restricted shares of Common Stock held by our existing stockholders will be eligible for sale, subject to the volume limitations and other requirements of Rule 144 under the Securities Act.

                          FORWARD LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                   DILUTION

     You May Suffer Dilution of the Entire Book Value of Your Investment. The net tangible book value per share of the shares after the offering will be substantially less than the price paid by the investors. The net tangible book value per share will not be a positive number if only the minimum number of units is sold.

     Gen Trak's net tangible book value (deficiency) at June 30, 1999, was ($1,752,754) or ($1.35) per share. "Net tangible book value (deficiency) per share" means our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

     Assuming the minimum 400,000 units had been sold on June 30, 1999, our adjusted net tangible book value (deficiency) at June 30, 1999 would have been approximately ($302,754) or ($.13) per share; this calculation also assumes that the 450,000 shares of common stock issued without payment in August 1999, the 70,000 shares of common stock issuable to our President and our Chief Financial Officer at the closing of the offering, and the 108,196 shares issuable without payment to holders of private placement notes had been issued on June 30, 1999. This represents an immediate increase in net tangible book value per share of $1.22 to existing shareholders and an immediate decrease of $5.13 per share to the investors purchasing the units. If more than the minimum number of units is sold, dilution to new investors will be less. The following table illustrates the per share dilution in net tangible book value to investors in this offering assuming the minimum and maximum number of units is sold. In this table, the entire price paid by investors for the units is considered as having been paid for the shares contained in the units.

                                                         Minimum       Maximum
                                                       -----------   -----------
          Public offering price per share ..........      $  5.00       $  5.00
          Net tangible book value (deficiency)
           per share before offering ...............     $  1.35)      $  1.35)
          Increase per share attributable to sale
           of units ................................     $  1.22       $  1.97
                                                         --------      --------
          Adjusted net tangible book value per
           share after offering ....................     $   .13)      $   .62
                                                         --------      --------
          Dilution per share to investors in this
           offering ................................     $  5.13       $  4.38
                                                         ========      ========


The following table compares

     o The number of shares held by existing shareholders as of June 30, 1999 and to be held by new shareholders after the minimum offering

     o The total amount paid for shares by existing shareholders and to be paid by new shareholders

     o The average price per share paid by existing shareholders and to be paid by new shareholders.

     In this table, no amount is considered to have been paid for the shares being issued to the holders of certain private placement notes who are to receive 108,196 shares on closing of this offering.

                                                                   Consideration
                                             Shares of     ------------------------------
                                           Common Stock                     Average Price
                                             Acquired          Amount          Percent       Per Share
                                          --------------   -------------   --------------   ----------
Existing Shareholders .................      1,300,000      $1,748,147            47%        $  1.34
Shares Issued in August 1999 ..........        450,000      $        0             0%        $     0
Private Placement Noteholders .........        108,196      $        0             0%        $     0
Officers New Shares ...................         70,000      $        0             0%        $     0
Investors in this offering ............        400,000      $2,000,000            53%        $  5.00
                                             ---------      ----------            --
  Totals ..............................      2,328,196      $3,748,147           100%
                                             =========      ==========           ===

                                USE OF PROCEEDS

     The net proceeds from the sale of the units after deducting the expenses of the offering will be approximately $1,450,000 if the minimum number of units is sold and approximately $3,450,000 if the maximum number of units is sold. The following table summarizes our intended use of these proceeds.

                                                            MINIMUM                        MAXIMUM
                                                 -----------------------------   ----------------------------
                                                                   PERCENT OF                      PERCENT OF
            APPLICATION OF PROCEEDS                  AMOUNT         PROCEEDS         AMOUNT         PROCEEDS
----------------------------------------------   --------------   ------------   --------------   -----------
Repayment of Private Placement Notes .........    $   250,000          17.2%      $   250,000          7.2%
Repayment of Stockholder Line of Credit           $   250,000          17.2%      $   350,000         10.1%
Repayment of Bank Indebtedness
 (including deferred interest) ...............    $   200,000          13.8%      $   500,000         14.5%
Working Capital and Product Line
 Expansion ...................................    $   750,000          51.8%      $ 2,350,000         68.2%
                                                  -----------          ----       -----------         ----
   Total .....................................    $ 1,450,000           100%      $ 3,450,000          100%
                                                  ===========          ====       ===========         ====


     Repayment of Private Placement Notes. We will use these funds to repay up to $250,000 of an issue of $575,000 of promissory notes sold in a November and December 1998 private placement. These promissory notes are payable not later than December 31, 1999. The holders are entitled to cash interest at the rate of 12% per annum. In order to preserve more of the proceeds of this offering for use in the operations and expansion of our business, we are negotiating with the holders of these notes to obtain extensions of the time for payment of principal. We have reached oral agreements for extension with the holders of $325,000 in principal amount of these notes. Under these agreements approximately $200,000 in principal amount is required to be paid in 12 monthly installments beginning one month from closing of this offering, and the remainder is payable in 24 quarterly installments beginning January 1, 2000. As an inducement to noteholders to accept deferred payment and in lieu of cash interest to certain noteholders, we have agreed to issue 108,196 shares and warrants for 25,000 shares exercisable at $6.00 per share, to the holders of the $325,000 in principal amount of notes with whom we have reached agreement. There is no assurance that we can obtain any such agreements with additional noteholders.

     Repayment of Stockholder Line of Credit. We will use these funds to repay all or a portion of an unsecured line of credit from Susquehana Holdings Corp., one of our shareholders, in the presently outstanding amount of $350,000. Amounts which are not repaid at the completion of the offering will be due in installments commencing on January 2, 2000.

     Repayment of Bank Indebtedness. We will use these funds to reduce the outstanding balance of our bank line of credit and to bring to current certain payments of interest and principal on our term loan which we have deferred with the consent of the bank. The line of credit is subject to a fluctuating interest rate per annum equal to the bank's "national commercial rate" plus 2.5%. As of June 30, 1999, the interest rate was 10.25%. We intend to reduce our line of credit by $100,000 if the minimum number of units is sold and by $400,000 if the maximum number of units is sold; the amount required to make up deferred payments on our term loan and interest on our line of credit is approximately $100,000. Our bank borrowings are secured by substantially all of our assets and life insurance policies on the Chairman of the Board and the President and are personally guaranteed by the Chairman of the Board. Our bank line of credit is evidenced by a demand note as to which the bank can demand payment at any time. The bank has not advised us whether it will keep the line of credit in effect after the completion of this offering if only a portion of the loan is repaid.

     Working Capital and Product Line Expansion. We will use these funds for general corporate purposes and to support expansion into other strategically compatible product lines. The general corporate purposes include payment of accrued payables. Approximately $90,000 of accrued payables are consulting fees we owe to a consultant affiliated with Susquehana Holdings Corp. To the extent that we are in a position to do so financially, we will look to expand our product lines by development of products, including efforts to commercialize our AMPRO technology, or by acquisition. Currently we do not have any commitments to acquire any business or technology. It may be more difficult for you to estimate the likelihood of our success if you do not know the specific use of your investment funds.

     The amounts in the above table are estimates developed by management based upon our current plans and current economic and industry conditions. Our proposed use of proceeds may be changed if industry or economic conditions change or if our financial condition changes. Management also will have the discretion to change the amount of funds used for each purpose.

     We expect we will use any funds received from exercise of the warrants to expand our product line into related technology markets. Our use of the funds provided by exercise of warrants may be different if different opportunities are available when the warrants are exercised.

     We may make temporary investments in bank certificates of deposit, interest bearing, insured savings accounts, United States government notes, bills or bonds and insured money market funds, until it is time to use the funds for the purposes outlined above. Any income derived from these short-term investments will be used for working capital.


                                DIVIDEND POLICY

     You cannot expect to receive cash flow from this investment. We do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings to finance the growth of our business. Currently, the terms of our bank line of credit and term loan restrict the payment of dividends without the consent of the lending bank. The Pennsylvania Business Corporation Law provides that dividends may be paid unless, after the dividend, a corporation would be unable to pay its debts as they become due in the usual course of its business, or the total assets of a corporation would be less than the sum of its total liabilities. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial conditions of Gen Trak and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

     The following table presents the capitalization of Gen Trak as of June 30 1999. The "As Adjusted" columns in the table presents the capitalization taking into account the following as if they had occurred on June 30, 1999:

     o The receipt of the net proceeds from the sale of the minimum 400,000 units and the maximum 800,000 units at a price of $5 per unit;

     o The estimated use of proceeds from the sale of these units;

     o The issuance of 108,196 shares of common stock to private placement noteholders, together with a charge to interest expense for the value of such shares at $5.00 per share, reduced by $21,279 of interest expense accrued at June 30, 1999 which will not be payable;

     o The issuance of 450,000 shares of common stock without payment to three entities in connection with this offering;

     o The amendment of an aggregate of $325,000 of private placement notes to extend the maturity of those obligations, as described under the heading "Use of Proceeds;"

     o The issuance of a total of 70,000 shares to our President and Chief Financial Officer upon closing of this offering.

     The table does not take into account any shares which may be issued on exercise of the warrants.


                                                                                  June 30, 1999
                                                         ---------------------------------------------------------------
                                                                           As adjusted for the      As adjusted for the
                                                             Actual       sale of 400,000 units    sale of 800,000 units
                                                         --------------  -----------------------  ----------------------
Short-term debt:
 Bank line of credit ..................................   $    400,000        $    300,000             $          0
 Stockholder line of credit ...........................        350,000             100,000                        0
 Private placement notes -- current portion ...........        575,000              63,250                   63,250
 Current portion of long-term debt ....................         31,006              31,006                   31,006
                                                          ------------        ------------             ------------
Total short-term debt .................................   $  1,356,006        $    494,256             $     94,256
                                                          ============        ============             ============
Long-term debt:
 Long-term debt .......................................   $    879,136        $    879,136             $    879,136
 Private placement notes -- long term .................              0             261,750                  261,750
 Notes payable to shareholders ........................         58,737              58,737                   58,737
 Obligations under capital leases .....................          6,910               6,910                    6,910
                                                          ------------        ------------             ------------
Total long-term debt ..................................   $    944,783        $  1,206,533             $  1,206,533
                                                          ============        ============             ============
Stockholders' equity (deficit)
 Common stock, $.01 par value, 25,000,000 shares
   authorized, 1,300,000 and 2,328,196 (Minimum) or
   2,728,196 (Maximum) issued and outstanding .........   $     13,000        $     23,282             $     27,282
 Additional paid-in capital ...........................      1,735,147           4,065,845                6,061,845
 Retained deficit .....................................     (3,228,657)         (4,090,770)              (4,090,770)
                                                          ------------        ------------             ------------
Total stockholders' equity (deficit) ..................     (1,480,510)             (1,643)               1,998,357
                                                          ------------        ------------             ------------
Total capitalization ..................................   $   (535,727)       $  1,204,890             $  3,204,890
                                                          ============        ============             ============

                            SELECTED FINANCIAL DATA

     The following selected financial data summarizes the financial statements included at the end of this prospectus. Those financial statements include notes which the investor should read. The financial statements at the end of this Prospectus for the years ended December 31, 1997 and 1998 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the six months ended June 30, 1998 and 1999 are unaudited. The results of operations for the three months ended June 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the full year.


                                                           Year Ended                        6 Months Ended
                                                ---------------------------------   --------------------------------
                                                   12/31/97          12/31/98          06/30/98          06/30/99
                                                --------------   ----------------   --------------   ---------------
Statement of Operations Data:
Net sales ...................................    $ 2,710,485       $  2,149,285      $ 1,143,787       $   900,917
Cost of sales ...............................    $ 1,490,928       $  1,321,826      $   588,286       $   635,256
Write-down of inventory .....................             --       $    791,378               --                --
                                                 -----------       ------------      -----------       -----------
   Gross profit .............................    $ 1,219,557       $     36,081      $   555,501       $   265,661
Marketing and selling .......................    $   864,144       $  1,017,310      $   466,801       $   395,417
General and administrative ..................    $   313,888       $    452,294      $   167,685       $   242,456
Research and development ....................    $    56,746       $     57,268      $    31,538       $    34,326
                                                 -----------       ------------      -----------       -----------
   Total operating expenses .................    $ 1,234,778       $  1,526,872      $   666,024       $   672,199
Interest expense ............................    $   122,862       $    171,055      $    75,800       $   175,833
Net loss ....................................    $  (138,083)      $ (1,661,846)     $  (186,323)      $  (582,371)
Basic and diluted loss per share ............    $      (.11)      $      (1.28)     $      (.14)      $      (.45)
Weighted average shares outstanding .........      1,300,000          1,300,000        1,300,000         1,300,000

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a review of Gen Trak's financial condition and results of operations for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999. This review should be read together with the financial statements and notes included at the end of this Prospectus.

Introduction

     Since its peak of $6.9 million in net sales in 1992, our sales have declined steadily to $2.1 million in the year ended December 1998. We have had net losses in the last three years. In December of 1996, we hired a new CEO to identify, develop and implement a turn-around program. A major first step in that turn-around program was the move of our manufacturing operations from Pennsylvania to an exclusive contract manufacturer in North Carolina in September 1998. We expect the move will improve quality and reduce costs in our core business. The change in manufacturing will allow us to add strategically compatible business lines to broaden our market. We also intend to reduce costs by subleasing the portion of our Pennsylvania headquarters previously devoted to manufacturing, or subleasing the entire facility and moving to more appropriate space. We reduced costs in the first two quarters of 1999 by eliminating some of our manufacturing workforce. We were able to do this because we subcontracted manufacturing.

Results of Operations

     The following table presents selected financial information for the periods indicated expressed as a percentage of net sales:


                                                Year Ended                  6 Months Ended
                                        ---------------------------   --------------------------
                                          12/31/97       12/31/98       06/30/98       06/30/99
                                        ------------   ------------   ------------   -----------
Net sales ...........................    100.0%         100.0%         100.0%         100.0%
Cost of sales .......................     55.0           61.5           51.4           70.5
Inventory adjustments ...............      0.0           36.8            0.0            0.0
                                         -----          -----          -----          -----
   Gross profit .....................     45.0            1.7           48.6           29.5
Operating Expenses:
Marketing and selling ...............     31.9           47.3           40.8           43.9
General and administrative ..........     11.6           21.0           14.7           26.9
Research and development ............      2.1            2.7            2.8            3.8
                                         -----          -----          -----          -----
   Total operating expenses .........     45.6           71.0           58.3           74.6
Loss from operations ................    ( 0.6)%        (69.3)%        ( 9.7)%        (45.1)%
Interest expense ....................      4.5            8.0            6.6           19.5
                                         -----          -----          -----          -----
Net loss ............................    ( 5.1)%        (77.3)%        (16.3)%        (64.6)%
                                         =====          =====          =====          =====

Sales Overview

     Our net sales are primarily derived from:

     o Tissue Typing Serology Products

     o SeraScreen Antibody Typing Trays

     o Monoclonal Antibody Products

     o DNA Products

     Net sales decreased in 1998 from the prior year by 21%, and for the first six months of 1999 by 21% from the first six months of 1998. The decline is attributed to lower unit sales volume and lower average unit prices. The following table presents sales by product category in 1997 and 1998 and for the first six months of 1998 and 1999.

                                                         Year Ended                   6 Months Ended
                                                -----------------------------   --------------------------
                                                   12/31/97        12/31/98       06/30/98       06/30/99
                                                -------------   -------------   ------------   -----------
Tissue typing serology products .............    $1,685,000      $1,100,000     $  589,000      $453,000
SeraScreen antibody screening trays .........       530,000         663,000        333,000       303,000
Monoclonal antibodies .......................       267,000         214,000        125,000        73,000
DNA products ................................       116,000          16,000         16,000            --
Other .......................................       112,000         156,000         81,000        72,000
                                                 ----------      ----------     ----------      --------
   Total ....................................    $2,710,000      $2,149,000     $1,144,000      $901,000
                                                 ==========      ==========     ==========      ========


First six months 1999 compared to first six months 1998

     Net Sales and Gross Profit

     The following table compares net sales and gross profit for the six months ended June 30, 1998 and 1999.

                               6 Months Ended
                         ---------------------------    Percentage Decrease
                            6/30/98        6/30/99       From 1998 to 1999
                         -------------   -----------   --------------------
Net Sales ............    $1,143,787      $900,917      (21.2%)
Gross Profit .........    $  555,501      $265,661      (52.2%)

     Net sales decreased by 21.2% from $1,143,787 for the first six months in 1998 to $900,917 for the first six months in 1999. Most of this decrease is attributable to net sales of tissue typing products, which declined $136,000, monoclonal antibodies, which declined $52,000, and SeraScreen antibody screening trays, which declined $30,000. DNA products also decreased $16,000. Unit sales volume decreased in all product lines primarily due to the lack of technically competitive products as we introduced the new contract-manufactured serology products late in third quarter of 1998. We had not realized the full impact of our new products by the end of the second quarter of 1999.

     Expressed as a percentage of sales, gross profit decreased from 48.6% for the first six months in 1998 to 29.5% for the first six months in 1999. This is a result of lower sales volume and a change in the sales mix, whereby serology products, which average a higher gross profit than the other product lines, declined. Aggregate gross profit decreased $289,840 from $555,501 for the first six months in 1998 to $265,661 for the first six months in 1999 as a result of lower sales and the decrease in the gross profit percentage.


Operating Expenses

     The following table compares operating expenses for the six months ended June 30, 1999 and 1998.



                                                                 6 Months Ended
                                             -------------------------------------------------------    Percentage
                                                      06/30/98                     06/30/99              Increase
                                             --------------------------   --------------------------     (Decrease)
                                                            Percent of                   Percent of         From
                                                Amount         Sales         Amount         Sales       1998 to 1999
                                             -----------   ------------   -----------   ------------   -------------
Marketing & Selling Expense ..............    $466,801     40.8%           $395,417     43.9%           (15.3%)
General & Administrative Expense .........     167,685     14.7%            242,456     26.9%            44.6%
Research & Development Expense ...........      31,538      2.8%             34,326      3.8%             8.8%
                                              --------     ----            --------     ----
   Total Operating Expense ...............    $666,024     58.3%           $672,199     74.6%             0.9%


     Operating expenses increased $6,175 or 0.9% from $666,024 for the first six months in 1998 to $672,199 for the first six months in 1999, and increased as a percentage of sales from 58.3% for the first six months in 1998 to 74.6% in 1999.

     Marketing and selling expense decreased $71,384 or 15.3% from $466,801 for the six months in 1998 to $395,417 for the first six months in 1999, and increased as a percentage of sales from 40.8% for the first six months in 1998 to 43.9% for the first six months in 1999. The aggregate decrease in marketing and selling expense is primarily attributed to forgiveness of the deferred compensation by the president and a decrease in supplies and samples shipped for the first three months in 1999. The forgiveness of deferred compensation by the president refers to the deferred salary owed to him as of June 30, 1999 of $41,200. Supplies expense decreased $13,974 or 88.0% from $15,880 for the first six months in 1998 to $1,906 for the first six months in 1999, due primarily to the cost and redesign of new sales brochures and product literature incurred in the first six months of 1998. The cost of samples shipped decreased $8,768 or 57.3% from $15,309 for the first six months in 1998 to $6,541 for the first six months in 1999. The aggregate decrease in samples shipped is primarily attributed to not incurring as high a level of sampling in the first six months of 1999 of a new product line. This line was introduced at the end of 1997 and sampled in the beginning of 1998.

     General and administrative expense increased $74,771 or 44.6% from $167,685 for the first six months in 1998 to $242,456 for the first six months in 1999 and increased as a percentage of sales from 14.7% for the first six months in 1998 to 26.9% for the first six months in 1999. The aggregate increase is attributed to higher professional fees and additional consulting fees. Professional fees increased $16,114 or 60.4% from $26,672 for the first six months of 1998 to $42,786 for the first six months of 1999. The aggregate increase in professional fees is attributed to additional professional services provided in the first six months of 1999. Consulting fees increased $56,950 or 711.9% from $8,000 for the first six months of 1998 to $64,950 for the first six months of 1999. The increase in consulting fees is primarily attributed to the consulting agreement with a stockholder of $45,000 for the first six months of 1999.

     Research and development expense increased $2,788 or 8.8% from $31,538 for the first six months in 1998 to $34,326 for the first six months in 1999 and increased as a percentage of sales from 2.8% for the first six months in 1998 to 3.8% for the first six months in 1999.

Interest Expense

     Interest expense increased $100,033 or 132.0% from $75,800 for the first six months in 1998 to $175,833 for the first six months in 1999 as a result of $37,981 of interest accrued on the notes payable, the amortization of the deferred financing fees of $50,155 on those notes and $14,959 of interest on the stockholder line of credit, all obtained in the last quarter of 1998.

1998 Compared to 1997

Net Sales and Gross Profit

     The following table compares net sales and gross profit for the years ended December 31, 1997 and 1998.


                                                               Year Ended
                                                     -------------------------------    Percentage Decrease
                                                        12/31/97         12/31/98        from 1997 to 1998
                                                     --------------   --------------   --------------------
Net Sales ........................................    $ 2,710,485      $ 2,149,285      (20.7%)
Gross Profit Before Inventory Write Down .........    $ 1,219,557      $   827,459      (32.2%)
Gross Profit After Inventory Write Down ..........    $ 1,219,557      $    36,081      (97.0%)

     Net sales decreased by 20.7% from $2,710,485 in 1997 to $2,149,285 in 1998. Most of this decrease is attributable to net sales of tissue typing products which declined $585,000. DNA products also decreased $100,000, and monoclonal antibodies declined $53,000. The declines were partially offset by a $133,000 increase in sales of SeraScreen antibody screening trays. Unit sales volume decreased in all product lines (except SeraScreen) primarily due to the lack of technically competitive products. We introduced new contract manufactured serology products late in the third quarter of 1998 to improve product performance and competitiveness, and reduce costs.

     Expressed as a percentage of sales, gross profit decreased from 45.0% in 1997 to 38.5% in 1998 before an inventory write-down, and to 1.7% after the inventory write-down in 1998. The inventory write-down occurred in connection with our decision to subcontract our manufacturing operations to our new contract manufacturer. The agreement with our new contract manufacturer, increased our access to unique raw materials that allowed us to improve the quality and breadth of our product offerings. As a result of the release of these new products, we determined that approximately $791,000 of inventory on hand at September 30, 1998 was unusable.

     The drop in gross margin prior to the inventory write-down is a result of lower unit sales volume and a change in the sales mix. Before the inventory write-down, gross profit decreased $392,098 from $1,219,557 in 1997 to $827,459 in 1998, and after the inventory write-down gross profit decreased $1,183,476 to $36,081 in 1998. As discussed above, this decline in gross profit is the result of lower sales, the change in the sales mix and the inventory write down.

Operating Expenses

     The following table compares operating expenses for the year ended December 31, 1998 and 1997.


                                                              YEAR ENDED
                                        -------------------------------------------------------
                                            December 31, 1997            December 31, 1998         Percentage
                                        --------------------------  ---------------------------     Increase
                                                       Percent of                   Percent of        from
                                           Amount         Sales         Amount         Sales      1997 to 1998
                                        ------------  ------------  -------------  ------------  -------------
Marketing & Selling Expense ..........   $  864,144   31.9%          $1,017,310    47.3%         17.7%
General & Administrative Expense .....   $  313,888   11.6%          $  452,294    21.0%         44.1%
Research & Development Expense .......   $   56,746    2.1%          $   57,268     2.7%          0.9%
                                         ----------   ----           ----------    ----          ----
   Total Operating Expenses ..........   $1,234,778   45.6%          $1,526,872    71.0%         23.7%
                                         ==========   ====           ==========    ====          ====

     Operating expenses increased $292,094 or 23.7% from $1,234,778 in 1997 to $1,526,872 in 1998, and increased as a percentage of sales from 45.6% in 1997 to 71.0% in 1998.

     Marketing and selling expense increased 17.7% from $864,144 in 1997 to $1,017,310 in 1998, and increased as a percentage of sales from 31.9% in 1997 to 47.3% in 1998. The aggregate increase in marketing and selling expense is primarily attributed to compensation expense related to the issuance of stock options and an increase in samples shipped, salaries, wages and benefits and convention and promotion expense in 1998. Compensation expense related to stock options issued in 1998 was $66,320 for four employees and a consultant. The cost of samples shipped increased $17,146 or 105.1% from $16,314 in 1997 to $33,460 in 1998. The aggregate increase in samples shipped is attributed to a new product line introduced at the end of 1997 and the sampling of the new manufactured product in the third quarter of 1998. Salaries, wages and benefits expense increased $59,639 or 14.5% from $410,576 in 1997 to $470,215 in 1998.
The aggregate increase in salaries, wages and benefits expense is primarily related to an increase in the compensation of the president in 1998. The expense for conventions and promotions increased $13,662 from $17,893 in 1997 to $31,555 in 1998. The aggregate increase in conventions and promotions is primarily related to the increase in costs to attend the annual trade convention. These expenses were partially offset by a decrease in commission expense of $20,795 from $21,320 in 1997 to $525 in 1998, due primarily to the expiration of an international sales commission contract.

     General and administrative expense increased 44.1% from $313,888 in 1997 to $452,294 in 1998 and increased as a percentage of sales from 11.6% in 1997 to 21.0% in 1998. The aggregate increase is largely attributed to compensation expense related to the issuance of stock options and higher salaries, wages and benefits and bad debt write-offs. Compensation expense related to stock options issued in 1998 was $71,850 for one employee, one director and three consultants. Salaries, wages and benefits increased $40,964 or 29.8% from $137,554 in 1997 to $178,518 in 1998. The aggregate increase in salaries, wages and benefits expense is attributed to the hiring of a new controller at the end of June, 1997, replacing the one that left at the end of February, 1997. Bad debt expense increased $17,984 from $6,607 in 1997 to $24,591 in 1998 and was due to a decision that there was a small likelihood to collect $21,000 of an international account and a $3,591 account which filed for bankruptcy.

Interest Expense

     Interest expense increased 39.2% from $122,862 in 1997 to $171,055 in 1998 as a result of interest on the new credit lines and higher interest rates on bank debt due to the amended business loan agreements. See "Liquidity and Capital Resources".

Net Loss

     Before an inventory write-down, Gen Trak's net loss increased $732,385 from ($138,083) in 1997 to ($870,468) in 1998. After the inventory write-down, the net loss increased $1,523,763 to ($1,661,846) in 1998. The increased loss is primarily attributable to the factors discussed above under "Net Sales and Gross Profit" and "Operating Expenses".

Liquidity and Capital Resources

     We historically have financed our operations primarily from bank debt, private equity financings and cash flow generated from operations. In the second half of 1998, we obtained a line of credit from a shareholder and obtained financing from a private placement of unsecured promissory notes.

     At June 30, 1999, we had a working capital deficit of $1,237,192. After the initial use of the minimum proceeds from this offering to pay debts, we expect to have working capital of $174,558. In addition, liquidity will improve due to the reduction in debt. The reduction in debt service will increase cash flow by approximately $71,000 per year.

     In the fourth quarter of 1998, we sold $575,000 principal amount of unsecured promissory notes to a limited number of "accredited investors" in a private placement. The proceeds of that private offering have been used for working capital and legal, accounting, printing and other expenses in connection with this offering. These notes are due and payable on December 31, 1999. We are attempting to negotiate agreements with the holders of these notes to extend the time for payment of principal. Holders of $325,000 principal amount of these notes have agreed to accept repayment in installments after closing of this offering.

     We entered into a $300,000 unsecured line of credit agreement with a shareholder, Susquehana Holdings Corp., in September 1998. The line of credit bears interest on the outstanding amount of all advances at 10% per annum, payable quarterly in arrears, beginning in December 1998. The line of credit is subordinate to the bank debt. This line of credit was increased by $50,000 in May 1999. As of the date of this Prospectus, we owed $350,000 under this line of credit. Under revised terms of this line of credit borrowing, $250,000 will be repaid from the proceeds of this offering if the minimum number of Units is sold, and all outstanding borrowings will be repaid if the maximum is sold. Any amounts which are not paid from proceeds of the offering will be paid in six monthly installments commencing in January 2000 and ending in June 2000.

     We have a line of credit with a bank in the maximum amount of $400,000. The line of credit bears interest at a fluctuating rate equal to the bank's "National Commercial Rate" plus 2.5%. On June 30, 1999, the interest rate was 10.25%. On June 30, 1999 we owed $400,000 on this line of credit. The line of credit is secured by substantially all of our assets and life insurance policies on the Chairman of the Board and President and has been personally guaranteed by the Chairman of the Board. We intend to repay $100,000 of this line of credit out of the proceeds of this offering if only the minimum number of units is sold. Our line of credit from the bank is evidenced by a demand promissory note, and the bank has not given us assurance that it will not demand payment of the entire outstanding line of credit. If the bank demands payment of the entire outstanding balance, it will be necessary for us to obtain other working capital financing in the first half of 2000, and there is no guarantee that we will be able to do so. If the maximum number of units is sold, we intend to repay the entire line of credit, and there is no assurance that the bank will extend a line of credit facility to us in the future.

     In 1995, we obtained a bank term loan of $1,300,000. The balance at June 30, 1999 was $908,143. This loan bears interest at 11% per annum and is being repaid over 15 years. This loan is secured by substantially all of our assets, and life insurance policies on the Chairman of the Board and the President and has been guaranteed by the Chairman. The loan is payable in monthly installments through December 2012.

     We began to outsource our manufacturing operations in September 1998 and expect this change will improve the quality and reduce the cost of our products. We also anticipate improved cash flow as a result of the ability to better manage inventory levels. We believe the anticipated improved operating cash flow resulting from outsourcing the manufacturing operations, together with the proceeds of this offering, will be adequate to fund our current and anticipated levels of operations for approximately six months if only the Minimum number of units is sold and at least through the Year 2000 if the Maximum number of units is sold. We will require additional financing in the Year 2000. We are pursuing additional research and development of our new AMPRO technology to develop products which will allow a physician to diagnose infectious disease in the physician's office during a patient's visit. We will require further additional financing to expand and complete that research and development. The financings which we require in the addition to the present offering may not be available on acceptable terms or any terms. To the extent that we raise additional capital by issuing equity securities, existing stockholders, including investors in this offering, may be diluted. Future investors may be granted rights superior to those of existing stockholders.

Impact of the Year 2000 Issue

Gen Trak's State of Readiness

     We have reviewed our critical information systems for Year 2000 compliance. The compliance review revealed that Gen Trak's critical accounting information systems are Year 2000 compliant because our network hardware and operating system are "off-the-shelf" products from third parties with Year 2000 compliant versions. We have not yet fully addressed the Year 2000 compliance with all of our critical product databases.

     We are currently engaged in addressing the appropriate modifications to three date-sensitive analysis programs contained in some of our products. All of our product which uses these programs now in inventory or in the hands of customers expires prior to December 31, 1999, and therefore there are no Year 2000 issues with respect to current inventory or products in the hands of customers.

     As part of Gen Trak's Year 2000 compliance review, we are in the process of contacting our primary vendors and large customers to determine the extent to which we are vulnerable to those third parties' failure to remediate their Year 2000 compliance issues. There can be no guarantee that the systems of other companies on which our business relies will be timely converted. Failure to convert by another company could have a material adverse effect on our operations.

The Cost to Address Gen Trak's Year 2000 Issues

     We estimate that the cost of our Year 2000 compliance issues will be less than $10,000 and is not expected to be material to our financial position, cash flow or results of operations.

The Risks Associated with Gen Trak's Year 2000 Issues

     We believe that the risks associated with Year 2000 issues primarily relate to the failure of third parties upon whom our business relies to timely remediate their Year 2000 issues. Failure by third parties to timely remediate their Year 2000 issues could result in disruptions in our supply of parts and materials, late, missed, or unapplied payments, temporary disruptions in order processing and other general problems related to our daily operations. While we believe our Year 2000 compliance review procedures will adequately address our internal Year 2000 issues, until we receive responses from our significant vendors and customers, the overall risks associated with the Year 2000 issue will remain difficult to accurately describe and quantify, and there can be no guarantee that the Year 2000 issue will not have a material adverse effect on our business, operating results and financial position.

Gen Trak's Contingency Plan

     We have not, to date, implemented a Year 2000 contingency plan. It is our intention to devote whatever resources are necessary to assure Year 2000 compliance issues are resolved. However, we will develop and implement a contingency plan by the end of 1999 in the event our Year 2000 compliance initiatives, particularly those that relate to third parties, fall behind schedule.


                              GEN TRAK'S BUSINESS

Background

     We have developed and patented a new DNA detection and amplification technology called AMPRO. This technology can discriminate and amplify multiple analytes (targets) in a single sample, simultaneously. We plan to apply this technology in markets such as

     o diagnosing disease from patient blood, saliva and other specimens in a physician's office

     o detecting disease-causing viruses and bacteria in food and water

     o high-throughput drug screening.

     No products employing AMPRO technology have yet been developed. Our strategy is to develop the AMPRO technology and to continue our current business to provide a base for the launch of the AMPRO technology.

     We currently design, develop and sell test kits for genetic tests. The main use of these test kits is to determine compatibility between potential transplant recipients and donor organs or bone marrow. Our test kits are also used for paternity testing and assessment of an individual's susceptibility to disease. Gen Trak's products use very specific genetic markers known as HLA (Human Leukocyte Antigen) antigens found on the surface of human cells. Our current products are subject to regulation by the Food and Drug Administration.

Industry Overview

     Genetic Test Products. Our current products are sold in the market for diagnostic products which use the genetic markers known as HLA antigens. Products in this market include test kits, raw materials, equipment and supplies necessary for various tests. The primary use of the products in this market is to determine the compatibility between potential transplant patients and donor organs. These tests are critical to determine whether a donor's organ or bone marrow transplant may be rejected by the recipient's immune system or may attack the recipient's immune system. Such products also are used for identity testing, family studies to predict the likelihood of developing certain diseases, and paternity testing.

     There are two major markets for transplant testing. The first is screening of potential donors before transplant. This consists of high volume testing to classify and record each potential donor's HLA antigens which may cause a transplant recipient to reject the organ. The other is testing at transplant centers to confirm donor/recipient compatibility and to diagnose and manage organ rejection and other health issues faced by transplant recipients.

     Based on our compilation of publicly available information, we believe that the annual market for this type of diagnostic product is approximately $90 million, with the U.S. representing approximately 65% of the market. Our information mostly comes from Dun & Bradstreet Reports on participants in our industry. Most of this type of diagnostic testing is currently serology based. Serology involves evaluating human cells in blood serum. Serology based typing is now used to obtain a general description of an individual's antigens, while a more precise examination is provided by DNA based typing. Approximately 75% of the market is in serology and 25% is in DNA-based typing. Commercial suppliers like Gen Trak represent about 70% of this market, while the balance consists of individual testing laboratories that make their own test kits.

     We believe that there are growth opportunities in the U.S. and European markets. Despite some cultural biases against transplants in some Asian and Pacific Rim countries, we believe these markets have not been fully penetrated and the market for our products will grow in those areas.

     Currently there are approximately 80,000 transplant candidates registered on waiting lists in approximately 500 transplant centers throughout North America and Europe. At any given time, approximately 70% of these patients are waiting for kidney transplants. The others are waiting for liver, heart, heart-lung, bowel or pancreas transplants. Each year, approximately 50,000 new patients receive donated organs.

     A more recent development is bone marrow transplant procedures, which are used in cases of leukemia and certain cancers and other diseases. Bone marrow transplants present the additional risk that donated bone marrow may attack the immune system of the recipient. Nearly 30,000 bone marrow transplants are performed annually in the U.S. alone. Because the sensitivity requirements for matching are even more rigorous than for solid organs such as kidneys, a National Marrow Donor Program has been developed to build an extensive database of prospective donors. Each year this program registers between 200,000 and 250,000 new potential donors into the database. A similar program exists in Europe.

     New Trends in Diagnostics -- Near-to-Patient Testing. Diagnosis of disease in the clinical setting comprises two general sub-markets, in vitro diagnostic and the electromedical diagnostic markets. In vitro diagnostic procedures are generally any diagnostic procedures performed by placing the patient's blood, saliva or other specimen in a test tube or other environment outside of the patient's body.

     Each sub-market utilizes a different method of diagnosis. Electromedical diagnoses usually involves the use of equipment, such as electro cardiograms, thermometers and X-rays. This equipment is typically manipulated directly by the physician or technician on the patient during a patient visit and requires physician or technician analysis of test results. By contrast, the in vitro diagnostic sector performs diagnostic procedures with patient blood and saliva in the laboratory. Until recently, in vitro diagnostic testing had required technicians to manipulate patient blood and saliva specimens and develop reactions in a laboratory remote from the patient. Electromedical diagnostic products deliver quick test results. In vitro diagnostic products are considered more labor intensive and normally deliver test results only after a patient has left the hospital, clinic or physician's office. Our current products are used by laboratories in the in vitro diagnostic process.

     Recently, the in vitro diagnostic methods have become more automated. As a result, there is now an emphasis on the use of diagnostic equipment employing technology that permits tests to be completed during a patient visit to a physician's office. This is known as the near-to-patient market. We anticipate developing our new AMPRO Technology into products useful in the near-to-patient market.

     In the near-to-patient market, technologies allow physicians to take and analyze patient specimens of blood or saliva, detect the presence or absence of infectious disease, and prescribe appropriate drug regimens during the patient's visit. The near-to-patient technology renders certain medical laboratory technology obsolete by bringing diagnostic tools to the hospital or physician's office.

     The near-to-patient market is changing the marketing focus of the industry. The diagnostics industry traditionally marketed the bulk of in vitro diagnostic products to laboratory directors. In the near-to-patient market, laboratory directors are no longer considered the customers. The emerging customer base includes physicians motivated to maintain control over their practices and to be responsible to patient demands for quick and accurate test results at a reduced cost. As this new customer base flourishes, the diagnostics industry is being forced to shift its focus and develop diagnostic products to be marketed in the near-to-patient market. We have developed our new AMPRO technology to serve the near-to-patient market. While no products have yet been developed from AMPRO technology, we believe this technology can be developed into products which will enable physicians to make diagnoses in their offices during a patient visit.

Development of AMPRO - Gen Trak's New Technology

     We have developed and patented the basic technology for detection and amplification of multiple targets in a single sample, simultaneously. Multiple target detection is important for its ability to discriminate multiple diseases in a single patient sample. This could allow a physician to diagnose infectious disease in his or her office during the patient visit. When the human body is invaded by bacteria or viruses, the immune system generates antibodies to combat the infection. Each virus or infection triggers the generation of a unique set of antibodies. To diagnose infectious disease, the physician or laboratory technician seeks to confirm the presence or absence of these unique antibodies in a sample of a patient's blood or saliva. Our new AMPRO technology may simplify the analysis of patient blood or saliva samples by amplifying or increasing the signal from the unique antibodies. Amplification will allow the physician or technical assistant to more quickly and easily identify the virus or bacteria and diagnose and treat the illness. We expect that AMPRO Technology could reduce costs and produce accurate and quantifiable results by isolating patient samples immediately after taking the samples from the patients. Using patient samples in this manner will allow tests to be performed with pure and uncontaminated reagents. This process will allow the physician to detect a very small number of molecules in a sample.

     Multiple target detection is also important to the biochip industry, which has pioneered the use of DNA tests for pharmaceutical compound discovery. Increasingly, the pharmaceutical industry has turned to the use of high-throughput screening technologies to reduce the time and costs associated with the discovery and development of new drugs. Since AMPRO's multi-target amplification capability is compatible with many existing biochip architectures, it will be offered as a tool of enhancement, rather than a competing technology.

     Although we believe that the Ampro technology has value, no products employing the technology have been designed or tested. Because of our small capitalization, we do not have the resources to design and test any such products ourselves. We currently have no agreements or understandings with potential partners, on whom we will rely for expertise and financial resources to develop products, and there can be no assurance that any such arrangements can be made. We have completed internal plans for licensing AMPRO technology to other companies for use in products they produce. A third patent for AMPRO was issued on February 9, 1999.

Description of Our Products and their Uses

     Gen Trak currently has four types of products:

     o Serology Products

     o DNA Typing Products

     o Cell Separation Products

     o Monoclonal Antibodies


     Serology is the science of identifying cells or antibodies in a patient's blood. Antibodies are molecules formed in a patient's blood as a reaction to foreign matter in the person's body systems. Our products are used by laboratories in the serology process. DNA testing looks at the DNA within a cell and provides a more precise examination of the cell structure. Cell separation/preparation products are used to separate white cells from whole blood before the serology or DNA testing can be performed. Monoclonal antibodies are used to screen blood for certain abnormalities. The following describes the process of organ transplantation, which is the primary circumstance in which our current products are used.

     Organ Transplantation. Organ transplantation can save or improve the lives of patients with organ failures for whom there are few alternative treatments. Transplantation involves surgically replacing the failed organ of a transplant recipient with a good organ from a donor. Because the success of a transplant depends on the degree of compatibility between the organ donor and the recipient, a typical transplant candidate must wait on a national computerized waiting list until a compatible organ can be found. Diagnostic tests which use HLA antigens are used in the transplant market to match potential bone marrow and organ donors to recipients.

     In addition to being a life-saving and life-enhancing procedure, transplantation can be cost-effective as well. For example, over a ten year period the cost of a kidney transplant is generally less than the cost of dialysis. However, transplantation is still very costly, due in substantial part to the costs of lifetime therapy to suppress the immune system's attack on the transplant, and the side effects from that therapy, as well as the costs of treating rejection and infection episodes. Use of testing systems like the systems we produce may result in substantial cost savings to hospitals and insurance plans by increasing the chance of a proper transplant match and therefore reducing the probability of the need for additional transplants or expensive drug therapies to prevent rejection.

     The Transplant Immune System Response. The immune system functions to defend the body from invading bacteria, viruses and other foreign matter, including donor organs or bone marrow. When the body is invaded by foreign matter, certain components of the immune system recognize the foreign materials and generate antibodies that identify, target and eliminate the foreign matter. The immune system of the transplant recipient identifies antigens (HLA molecules) present on the surface of the white blood cells contained in the donor organ or bone marrow, as foreign matter which must be destroyed. This can result in organ rejection.

     The degree of rejection is largely dependent upon the degree of compatibility between the transplant recipient and donor antigens. Antigen matching between donor and transplant recipient can be determined by examination and comparison of genetic markers contained in the antigens of both the transplant recipient and donor. Even with the use of drugs that prevent rejection by suppressing the immune system's response, organ or bone marrow rejection occurs quite frequently, and the chronic use of these drugs can lead to serious side effects. To increase the likelihood of successful organ or bone marrow transplantation, it is critical to conduct accurate genetic testing and create an antigen profile of the potential transplant recipient and donor prior to transplantation to confirm compatibility.

     It is also necessary to continuously monitor transplant patients for newly-formed antibodies that attack donor antigens and cause organ or bone marrow rejection.

     Serology-based typing products. We sell a broad line of serology based tissue typing trays. These products are used to determine the compatibility between potential transplant recipients and donor organs or bone marrow. This compatibility will help predict the likelihood that the recipient's immune system will recognize the donor organ or bone marrow as foreign and seek to destroy it. Laboratories must use multiple trays for accurate results. The process must be repeated with each potential donor and donor organ.

     Each serology based tissue typing tray contains antibodies placed in small quantities (approximately one microliter) in separate wells, each tray holding from 60 to 72 different antibodies. A small sample of a patient's blood is drawn and sent to a laboratory. The laboratory technician extracts white blood cells from the patient's blood sample, and places the cells in each well of our trays. Other materials are added to this mixture, and the reaction created by the interaction of the individual's white blood cells and the materials (anti-sera) already contained in the wells is analyzed by the technician.

     We also sell antibody screening trays. These products are used to monitor the antibodies of potential transplant recipients for change. These products are also used to monitor the antibodies of patients who have received transplants to determine the degree of rejection. In addition, antibody screening trays are used to determine whether blood transfusion patients have antibodies which will reject the new blood.

     DNA typing products. DNA typing trays can provide a more exact definition of a person's antigens than serology. While serology based methods examine antigens present on the surface of a person's white blood cells, DNA testing examines DNA extracted from the person's white blood cells. The more exact definition resolves ambiguities which can be left by serology based testing. This can lead to more accurate compatibility determinations.

     Each of our DNA typing trays is made of plastic, with a varying number of wells based upon the technician's needs. The laboratory technician first extracts DNA from white blood cells in a patient's blood and places a portion of the DNA sample in each of the wells. The wells are preloaded with substances called primer pairs that cause the patient's DNA sample to rapidly multiply. The laboratory technician compares the patient's DNA sample to the DNA control to confirm the patient's genetic profile.

     The DNA can be tested using two formats. We market a tray compatible with one format under the CQuentials brand name. We market a tray compatible with the other format under the GenYsys brand name. The CQuentials products are manufactured using our own technology. The GenYsys products are obtained from a third party.

     Cell separation/preparation products. White cells carrying human leukocyte antigens must first be separated from whole blood before the processes described above can begin. Gen Trak has recently developed magnetic beads that make the separation process faster.

     Use of these magnetic beads is a fairly recent innovation over older, more tedious separation techniques. Many labs, however, continue to use the older separation techniques due to perceived cost savings. We believe that demand for these magnetic bead separation products will increase because these products will increase laboratories' productivity and reduce laboratories' overall costs.

Commercialization Strategy

     We are seeking potential relationships with corporate and other partners to license AMPRO and to identify relationships which would complement and expand our research, development, sales and marketing capabilities. Our business strategy includes the formation of marketing alliances to market our products. We also plan to maintain a long-term contract manufacturing agreement with SFP Research, Inc. for our serology product supply. We also may enter into other contract manufacturing agreements as we near completion of our development of other potential products.

     Marketing. We distribute our products worldwide with about 80% of sales in the U.S. In the U.S., we use a small direct sales organization to target high-volume transplant hospitals. We use local distributors in foreign countries. These distributors generally have healthcare market expertise and contacts within their country's health systems.

     We are not dependent on any one customer or small group of customers. No customer accounted for more than 5% of sales in 1998.

     Our marketing strategy for AMPRO Technology will include developing products with different menus of tests for different areas of medicine, such as


     o hematology

     o respiratory infections

     o gastrointestinal infections

     o diseases of aging

     o genetics

     o cancer.

     Partnering Opportunities. Several in-vitro diagnostic and biochip industry partners will be pursued, including, but not limited to:


        Diagnostic Companies           Biochip Companies
        ----------------------         ----------------------
        Abbott                         Affymetrix
        Bayer (Chiron)                 Caliper Technologies
        Bio-Rad                        Cepheid
        J&J/Ortho                      Genometrix
        Meridian                       Nanogen Technologies
        Organon                        Orchid Biocomputers
        Roche/BMC                      PE Applied Biosystems
                                       Vysis


     We cannot guaranty that we will be successful in establishing any business relationship with any of the companies named, or with any other company.


Patents and Proprietary Technology

     Our ability to commercialize our potential products will depend, in part, upon our ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing upon the proprietary rights of third parties. Gen Trak has been granted four patents:

Patent No.                Issued    Name and Use
----------------------  ----------  ------------------------------------------------------------
a. 5,573,914 .........  11/12/96    DNA/RNA target and signal Amplification
                                    for use with our AMPRO technology.
b. 5,645,990 .........  07/08/97    Identification and Paternity Determination by
                                    Detecting Presence or Absence of Multiple Nucleic
                                    Acid Sequences, used in paternity testing.
c. 5,723,297 .........  03/03/98    Process for Determining an Antibody Using a Nucleic
                                    Acid Amplification Probe for use with our AMPRO technology.
d. 5,869,260 .........  02/09/99    Nucleic Acid-Antibody Constructs and Their Use in
                                    Antigen Detection for use with our AMPRO technology.

     Until the AMPRO Technology has been fully developed, we cannot be certain if we can manufacture or commercialize any products based on this technology without infringing patent or other proprietary rights of third parties.

     We believe patent protection is important. However, patents may not necessarily provide protection that has commercial significance. We cannot be sure that the scope of any claims granted in our patents will provide protection. Our patent rights, and the patent rights of medical products in general, are highly uncertain and include complex legal and factual issues. Portions of our patents may be found invalid or unenforceable by a court. In addition, by reviewing our publicly available patents, a competitor could potentially devise a way to achieve the same result with modifications to the technology which would not infringe on our patents.

     We also rely on trade secrets and proprietary know-how which we seek to protect, in part, by confidentiality agreements with our employees and consultants. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may become known or independently developed by competitors. Trade secrets do not protect against a competitor's independent development of the same technology. We intend to register the names of our products on the federal trademark register. However, there can be no assurance that any trademark registration will be granted or not challenged by competitors.

     Manufacturing. Before September, 1998, our manufacturing for serology products was carried out in our Plymouth Meeting, Pennsylvania facility. In September, 1998, we entered into an exclusive contract manufacturing agreement with SFP Research Inc. of Liberty, North Carolina for our serology-based products. Our GenYsys DNA products are made by BioSynthesis, Inc. of Lewisville, Texas. We manufacture our new magnetic bead cell separation product line in-house. The agreement with SFP will provide opportunities to broaden access to unique raw materials, reduce costs and enhance product development efforts.

     Our raw materials are the plastic trays and the sera which is put in the tray wells. The trays are standard laboratory equipment and can be obtained from several commercial suppliers. Sera comes from hospitals and laboratories that draw blood from people. We obtain the sera directly from hospitals or laboratories and indirectly through distributors or brokers. Most of the sera required can be obtained from several hospitals, laboratories, distributors and brokers but some are more unique and are available from a limited number of sources. We and our manufacturing partners continuously seek to identify sources of alternative supplies and higher quality supplies. We currently have relationships with more than one source of supply for all of our raw materials.

     We will likely rely on partners who have manufacturing capabilities to manufacture any new products. We are now dependent on and will depend upon third-parties to perform their obligations effectively and on a timely basis. Failure of other parties to perform may delay development or submission of products for regulatory approval, or otherwise impair our competitive position. In addition, the manufacturing of product candidates involves a number of technical steps and requires meeting stringent quality control specifications imposed by government regulatory bodies and by ourselves. Such products can only be manufactured in facilities approved by the applicable regulatory authorities. Because of these and other factors, we may not be able to quickly and efficiently replace our manufacturing capacity in the event that our manufacturers are unable to manufacture their products.

Competition

     The principal markets for our existing and proposed products are very broad and competitive. We are in direct competition with many companies having far greater financial and other resources. Among Gen Trak's major competitors are One Lambda, Inc., PelFreez, Inc., Dynal, Inc., BioTest Diagnostics Corp., Murex Diagnostics, Inc. and Sangstadt Medical Corp. Of the competitors listed, all are privately-held with the exception of Sangstadt Medical Corp. Murex Diagnostics, Inc. became a subsidiary of Abbott Laboratories in March, 1998.

Government Regulation

     All aspects of our business are subject to extensive regulation by the Food and Drug Administration and other domestic and foreign regulatory authorities. We are also subject to various federal, state and local laws and regulations relating to safe working conditions, and the use and disposal of hazardous or potentially hazardous substances used in our operations. Federal and state statutes and regulations govern, among other things

     o testing

     o manufacture

     o safety

     o effectiveness

     o labeling

     o storage, record keeping

     o approval

     o advertising

     o promotion

     o import and export.


     The studies and trials required before we can even ask the Food and Drug Administration for approval and the regulatory approval process typically take years and require considerable expense. Additional government regulation may be established that could prevent or delay regulatory approval of our product candidates. Delays or rejections in obtaining regulatory approvals would adversely affect our ability to receive product revenues or royalties. If regulatory approval of a product candidate is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed.

     The Food and Drug Administration and other regulatory authorities require that the safety and effectiveness of certain of our products be supported through adequate and well-controlled clinical trials. If the results of pivotal clinical trials do not establish the safety and effectiveness of our product candidates to the satisfaction of the regulatory authorities, we will not receive the approvals necessary to market our proposed products.

     In addition, our products must meet performance requirements of the American Society of Histocompatibility and Immunogenetics as well as labeling laws.

     We have received pre-market approvals from the Food and Drug
Administration, as described below, for our current products. The United States Department of Health and Human Services has issued a renewal Certificate to Foreign Government that allows us to export certain of our serology and DNA products to foreign countries.

     Food and Drug Administration Regulation -- Approval of Diagnostic and Monitoring Products. Our current products and product candidates are regulated as medical devices by the Food and Drug Administration. The products must be cleared by the Food and Drug Administration prior to commercial distribution. New medical devices are generally introduced to the market based on a pre-market notification or "510(k)"submission to the Food and Drug Administration. In this process, the sponsor establishes that the proposed device is "substantially equivalent" to certain devices already legally marketed. The claim of substantial equivalence will generally have to be supported by various types of data and materials including, in some instances, preclinical and/or clinical test results.

     The sponsor may not commercially distribute the device in the U.S. until the Food and Drug Administration issues an order stating that the product has met the substantial equivalence test. The order may be sent within 90 days of submission but could take significantly longer. The Food and Drug Administration may, however, determine that the proposed device is not substantially equivalent, or may require further information, such as additional test data. Such determination or request for additional information could delay our market introduction of our products and product candidates by several quarters. This could have a material adverse effect on our business, financial condition and results of operations.

     If the sponsor of a pre-market notification cannot obtain a Food and Drug Administration order declaring substantial equivalence, the sponsor will have to submit a pre-market approval application. A pre-market approval application will generally have to be supported by extensive data, including preclinical and clinical trial data, to prove the safety and efficacy of the device. Although, by statute, the Food and Drug Administration has 180 days to review a pre-market approval application once it has been accepted for filing, pre-market approval application reviews more often involve a significantly longer time period, usually 12 to 24 months or longer from the date of filing.

     Each clinical trial must be approved by and conducted under the oversight of an independent review board and with patient informed consent. The process can cause further delays in bringing a product to market. There can be no assurance that any of our product candidates will receive regulatory approvals for commercial distribution.

     Prior to any approval of our products for marketing, all manufacturing facilities must pass the Food and Drug Administration preapproval inspections.

     Food and Drug Administration Regulation -- Post-Approval Requirements. Gen Trak, our products and the facilities manufacturing our products are subject to continual review and periodic inspection. Each U.S. device manufacturing facility must be registered with the Food and Drug Administration. Domestic manufacturing plants are subject to biennial inspections by the Food and Drug Administration. Domestic facilities must comply with the Food and Drug Administration's good manufacturing procedures regulations. Foreign manufacturing establishments must comply with the Food and Drug Administration's good manufacturing procedures regulations and are subject to periodic inspection by the Food and Drug Administration or by regulatory authorities in those countries under reciprocal agreements with the Food and Drug Administration. In complying with good manufacturing procedures regulations, manufacturers must expend funds, time and effort in the area of product and quality control to ensure full technical compliance. The Food and Drug Administration stringently applies regulatory standards to manufacturing.

     Our labeling and promotional activities are regulated by the Food and Drug Administration. In certain instances these activities may be regulated by the Federal Trade Commission. We must also report certain adverse events involving our drugs and devices to the Food and Drug Administration. The Food and Drug Administration can impose other post-marketing controls on us and our products, and has expanded authority in this regard for certain products.

     Failure to comply with applicable regulatory requirements can have significant negative effects for us. These could include warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of Gen Trak and its employees.

Environmental Regulation

     In addition to laws and regulations faced by most manufacturing businesses, we must comply with strict regulations regarding handling and disposal of biological specimens. We believe that we have complied with these laws and regulations. We have never been required to take any action to correct noncompliance. We believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations. However, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Employees

     As of June 30, 1999, we have 9 full-time employees and 2 part-time employees. Of these, five are employed in executive and administrative positions, four are employed in marketing and sales and 2 are employed in manufacturing.

Facilities

     Our headquarters are located in Plymouth Meeting, Pennsylvania. Floor space in that facility is approximately 12,832 square feet, including offices, manufacturing space, storage areas and laboratories. The Plymouth Meeting facility serves as the principal site for process development, quality assurance and control, and regulatory affairs. The lease for this building space expires on March 1, 2000 and may be renewed for subsequent years. Since we have out-sourced most of our manufacturing, we intend to reduce costs by either subletting the manufacturing space at the current facility or subletting the entire facility and moving to more appropriate space. We do not anticipate any difficulty in finding appropriate space now or as we expand.


                     Additional Information about Gen Trak

     Gen Trak has filed a registration statement under the Securities Act of 1933, covering the securities offered by this prospectus, with the United States Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. This prospectus, which is a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Gen Trak and the securities offered by this prospectus, reference is made to the registration statement.

     After the effective date of the registration statement, Gen Trak is required to file periodic reports with the Securities and Exchange Commission. Copies of materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet Site is http://www.sec.gov. We expect to file our required reports and other information electronically with the SEC.

     After the completion of this Offering, we will provide our stockholders with annual reports containing financial statements audited and reported on by independent auditors and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. Stockholders can obtain the most recent copies of these reports by sending a written request to our shareholder relations officer at our principal executive offices located at 5100 Campus Drive, Plymouth Meeting, Pennsylvania 19462.

                                  MANAGEMENT


Directors and Executive Officers


     The following table lists the names and positions of our Directors, Executive Officers and key employees:

Name                                    Age    Position
----                                    ---    --------
Arthur V. Boyce, Jr. ...............    50     President, Chief Executive Officer
                                               and Director
George L. Bird, Jr. ................    69     Chairman of the Board of Directors,
                                               Secretary and Director
Harry A. Arena .....................    49     Director
Gerald Hamburg .....................    62     Director
Dr. Gerhard Ertingshausen ..........    62     Director
Donald O. Nichols ..................    44     Vice President, Treasurer, Controller and
                                               Chief Financial Officer
Patricia C. McGrath ................    49     Director of Marketing and Technical Services

     All Directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of Gen Trak are appointed by and serve at the discretion of the board of directors. Our board will consist of at least five (5) directors, at least two
(2) of whom shall be "independent."

     The following sets forth biographical information concerning our directors and executive officers for at least the past five years. The President, Controller and Director of Marketing are full time employees of Gen Trak. Mr. Bird, our Chairman of the Board, is not employed full time by us but does dedicate all of his working time to our affairs. Prior to June, 1990, Mr. Bird was a full time employee of Gen Trak.

     Arthur V. Boyce, Jr. has served as President, Chief Executive Officer and director of Gen Trak since December, 1996. Previously, he was Vice President of Marketing and Sales for ActiMed Laboratories, Inc. in Burlington, New Jersey. ActiMed is a privately held start-up medical products company with venture capital backing. Prior to that, Mr. Boyce was Vice President of Marketing for Kendall-Futuro Company in Cincinnati, Ohio, a consumer home health care product manufacturing and marketing company owned by Colgate Palmolive. Mr. Boyce earned a Bachelor of Arts from the University of Connecticut in 1970.

     George L. Bird, Jr. has served as Chairman of the Board and director since November, 1986. He has served as Acting Secretary since December, 1996. Previously, he was Chief Executive Officer from November, 1986 until July, 1992 and President from November, 1986 until June, 1990. He has been actively involved in the AMPRO project from 1992 through the present. Prior to the founding of Gen Trak, he was a division president at Smith Kline Beacham Corporation. Mr. Bird earned a Bachelor of Science in Electrical Engineering from the Milwaukee School of Engineering in 1957.

     Harry A. Arena has served as a director since November, 1986. Prior to January, 1999, he also served as the Company's Treasurer. He is currently the Managing Partner of Arena, Snyder, Rothschild and Theis, an accounting and financial consulting firm in Exton, Pennsylvania. Mr. Arena earned a Bachelor of Arts from Holy Cross College in 1971 and an MBA from Stanford University Graduate School of Business in 1974.

     Gerald Hamburg has served as director since March, 1992. He is currently the Senior Attorney of Hamburg, Rubin, Mullin, Maxwell & Lupin, a law firm in Lansdale, Pennsylvania. Mr. Hamburg earned a Bachelor of Science from the Wharton School of the University of Pennsylvania in 1957 and his J.D. from Stanford University Law School in 1960.

     Dr. Gerhard Ertingshausen joined the board of directors at the end of December, 1998. He is currently Vice President at Molloy Associates, a consulting company in Princeton NJ. He founded ActiMed Laboratories, Inc. in 1991 and was that Company's CEO through 1996. Prior to starting ActiMed, Dr.

Ertingshausen was the CEO of EM Diagnostic Systems, a clinical laboratory diagnostic and reagent company which is a subsidiary of E. Merck Darmstadt. Dr. Ertingshausen holds a Ph.D. in chemistry from the Technical University in Berlin and an MBA from Fordham University.

     Donald O. Nichols has been Controller of Gen Trak since June, 1997, Vice President since September, 1998 and Treasurer and Chief Financial Officer since January, 1999. Previously, he was Controller of MEECO, Inc., a privately held instrument manufacturer in Warrington, Pennsylvania from February 1995 to June 1997. Prior to that, he was the Accounting Manager for Phoenix Technologies, Inc. a privately held multi-subsidiary manufacturing, sales and service company in Valley Forge, Pennsylvania. Mr. Nichols is a CPA and earned a Bachelor of Arts from Glassboro State College in 1978.

     Patricia C. McGrath has been with Gen Trak since November, 1990. She served as HLA Product manager, Director of Technical Services and Director of DNA Operations prior to her current position as Director of Marketing and Technical Services. Ms. McGrath earned an AAS from Maria College in 1965 and a Bachelors of Arts in Biology from the College of Saint Rose in 1972.

Limited Liability and Indemnification of Directors

     In accordance with the Pennsylvania Business Corporation Law, we have included a provision in our By-Laws to limit the personal liability of our directors for violations of their fiduciary duty. The provision eliminates directors liability to Gen Trak or its stockholders for monetary damages, except for

     o any breach of the director's duty of loyalty to Gen Trak or its stockholders,

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     o unlawful payment of dividends or unlawful stock purchases or redemptions, or

     o any transaction from which a director derived an improper personal benefit.

     Under our By-Laws, we will pay any liability, attorney's fees or other costs incurred by a director if he becomes involved in any lawsuit or other proceeding because he was a director of Gen Trak or served Gen Trak in another capacity. We will not pay these liabilities and expenses, however, if the Director did not act in good faith in a manner he reasonably believed to be in the best interest of Gen Trak.

                            EXECUTIVE COMPENSATION

Compensation of Executive Officers and Consultants

     The following table presents all compensation paid or accrued by us for services of Arthur V. Boyce, Jr., our President and Chief Executive Officer, and Donald O. Nichols, currently our Chief Financial Officer, for the fiscal years ended December 31, 1997 and 1998. Mr. Nichols began his employment with us in June, 1997, and the table presents his actual compensation for the portion of 1997 for which he was with Gen Trak.

                          Summary Compensation Table

                                             Annual Compensation
                                   ---------------------------------------
                                                             Other Annual
   Name and Principal                                        Compensation      All Other
        Position           Year     Salary ($)     Bonus          ($)         Compensation
-----------------------   ------   ------------   -------   --------------   -------------
Arthur V. Boyce, Jr.,     1998       $166,000      -0-           -0-              -0-
 President and CEO        1997       $130,000      -0-           -0-              -0-
Donald O. Nichols,
 Chief Financial          1998       $ 75,000      -0-           -0-              -0-
 Officer                  1997       $ 33,758      -0-           -0-              -0-

     Mr. Bird, our Chairman, has a Consulting Agreement with us. Under this Consulting Agreement, Mr. Bird receives a $2,000 monthly fee. In 1997, 1998 and through the date of this Prospectus, the fee was not paid but was accrued. As of March 31, 1999, Mr. Bird agreed to waive approximately $71,000 in consulting fees which we owed to him. This amount was recorded as a capital contribution on that date.

Compensation of Directors

     Directors are reimbursed for expenses incurred in connection with each board meeting attended. Board members have a right to a "success fee" if certain transactions occur. These are described in more detail under the heading "Transactional Success Fee Arrangements", below.

Employment Arrangements

     Gen Trak entered into an employment agreement with Arthur V. Boyce, Jr., our President and Chief Executive Officer, on November 26, 1996. The Agreement originally provided that Mr. Boyce would receive initial base compensation of $130,000, to be reviewed annually by the Board of Directors which may make appropriate adjustments. Mr. Boyce was entitled to a first year bonus in the amount of up to 30% of his base compensation if certain performance milestones were achieved. These milestones were not achieved in 1997. Under an addendum to Mr. Boyce's Employment Agreement, his salary was increased to $166,000 as of January 1, 1998. As of March 31, 1999, Mr. Boyce agreed to waive approximately $41,200 of his salary which we owed to him. This amount was credited to income as of that date.

     The addendum also provides that Mr. Boyce will be entitled to a success fee in the event of certain transactions. The success fee is described in more detail under the heading "Transactional Success Fee Arrangements".

     The Board of Directors of Gen Trak has approved the issuance of 50,000 shares of common stock to Arthur V. Boyce, Jr. and 20,000 shares of common stock to Donald O. Nichols upon the completion of this offering.

1998 Stock Option Plan

     On September 30, 1998, our board of directors approved the 1998 Stock Option Plan and reserved 100,000 shares of common stock for issuance upon exercise of options granted under the Stock Option Plan. In the fourth quarter of 1998, the board issued options for a total of 60,000 shares to ten people. This total included fully vested options for 10,000 shares issued to Mr. Nichols, our Chief Financial Officer, and fully vested options for 5,000 shares to Dr. Ertingshausen, our director. The exercise price of these options is $3.00 per share. These options are exercisable for five years after grant.

     The purposes of the Stock Option Plan are

     o to provide incentives and rewards to those employees who are in a position to contribute to our long-term growth and profitability;

     o to attract, retain and motivate personnel with experience and ability;

     o to make our compensation program competitive with those of other employers.

     We anticipate we will benefit from the added interest which such personnel will have in the success of Gen Trak as a result of their proprietary interest.


     The Stock Option Plan presently is administered by the board of directors. The board may establish a stock option committee consisting of at least two directors, to administer the Stock Option Plan.

     The board or stock option committee is authorized to select the employees, directors, advisors and consultants who will receive options. The board or stock option committee will also determine the number of shares each person may acquire, and the terms and conditions of the options. Generally, the interpretation and construction of any provision of the Stock Option Plan or any option granted thereunder is within the discretion of the board or stock option committee.

     The Stock Option Plan provides that options may or may not be incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Only our employees are eligible to receive incentive stock options. Employees and non-employee directors, advisors and consultants are eligible to receive options which are not incentive stock options. Incentive stock options receive favorable treatment under federal tax laws. The options granted by the board in the fourth quarter of 1998 are not incentive stock options, but are non-qualified stock options.

     An option may not be transferred by the optionee, other than to his heirs. Options are exercisable only by the optionee during his lifetime or, in the event of his death, by his heirs.

Transactional Success Fee Arrangements

     We have arrangements to pay the following individuals a "success" fee if Gen Trak completes certain transactions:

     o Arthur Boyce, in connection with his employment agreement;

     o All of the members of our board of directors;

     o Norbert Zeelander, in connection with his consulting agreement with Gen Trak.

     These "success" fees are payable in the following events:

     o Our acquisition of assets from another business, other than in the ordinary course of our business;

     o Our sale of all or a material part of our assets other than in the ordinary course of our business; or

     o Sale by our shareholders of more than 50% of the outstanding stock of Gen Trak.

     The "success" fees are a percentage of the total amount of the transaction. The success fees begin at 5% of the first of $5,000,000 and are smaller percentages of additional amounts over $5,000,000. These fees are payable only if the other party to a transaction was introduced to Gen Trak by the individual claiming the success fee.

     We do not currently have any plans, arrangements, agreements or understandings relating to the sale of Gen Trak or any of its assets, nor are we seeking a merger partner. In no case are activities relating to identifying a transaction which would trigger the right to a success fee the primary component of the individual's relationship with us. These agreements were entered into primarily as an incentive for individuals otherwise involved with us to recognize and bring opportunities to our attention.

                            PRINCIPAL SHAREHOLDERS

     The following table lists certain information regarding the beneficial ownership of shares of our common stock. The "Before Offering" column lists ownership percentages of certain persons before closing of this offering. The "After Offering" column lists the percentage of the common stock owned by these persons taking into account:

     o The issuance of the common stock in this offering;

     o The issuance of 108,196 shares to the holders of our private placement notes at the closing of this offering;

     o The issuance of 50,000 shares to Arthur V. Boyce, Jr., our President, and 20,000 shares to Donald O. Nichols, our Chief Financial Officer, at the closing of this offering.

     The table lists shareholdings by:

     o Each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     o Each of our Directors;

     o Each of our Officers;

     o All of our Directors and Officers as a group

                                                                                   Percent of Common Stock
                                                                                      Beneficially Owned
                                                                                        After Offering
                                                                             ------------------------------------
                                                  Number of
                                                  Shares of
                                                Common Stock                      Minimum             Maximum
              Name and Address                  Beneficially      Before          Offering           Offering
             of Beneficial Owner                    Owned        Offering     (400,000 Units)     (800,000 Units)
--------------------------------------------   --------------   ----------   -----------------   ----------------
(i) Directors and Executive Officers
George L. Bird, Jr.
13 Crestview Road
Phoenixville, PA 19460 .....................       148,310      8.40%        6.33%               5.41%

Arthur V. Boyce, Jr. (2)
1763 Ashbourne Drive
Yardley, PA 19067 ..........................       122,987      6.97%        7.38%               6.31%

Harry A. Arena
1 Jorrocks Lane
Malvern, PA 19355 ..........................        89,795      5.09%        3.83%               3.27%

Deborah M. Hamburg Irrevocable Trust III (3)
204 Wood Spring Road
(P.O. Box 325)
Gwynedd Valley, PA 19437 ...................       141,039      8.00%        6.02%               5.14%

Donald O. Nichols (4)
335 Willowbrooke Avenue
Harleysville, PA 19438 .....................        25,000         *            *                   *

Dr. Gerhard Ertingshausen (5)

                                                                                      Percent of Common Stock
                                                                                         Beneficially Owned
                                                                                           After Offering
                                                                                ------------------------------------
                                                     Number of
                                                     Shares of
                                                   Common Stock                      Minimum             Maximum
                Name and Address                   Beneficially      Before          Offering           Offering
              of Beneficial Owner                      Owned       Offering     (400,000 Units)     (800,000 Units)
-----------------------------------------------   --------------   ----------   -----------------   ----------------
35 Sayre Drive
Princeton, NJ 08540 ...........................         5,000          *            *                   *

All Officers and Directors as a Group .........       532,131      30.15%       25.70%              21.95%

(ii) Other Beneficial Owners
Mathers Associates (6)(7)
230 Mathers Road
Ambler, PA 19002 ..............................       220,000      12.57%       10.23%               8.63%

Susquehana Holdings Corp. (6)(7)
230 Mathers Road
Ambler, PA 19002 ..............................       220,000      12.57%       10.23%               8.63%

Zeelander Foundation (6)(7)
230 Mathers Road
Ambler, PA 19002 ..............................       220,000      12.57%       10.23%               8.63%

Belle Group Ltd., LLC (8)
2251 N. Rampart Blvd., #428
Summertin, NV 89128-7640 ......................       193,276      11.04%        8.56%               7.27%

Hampstead Equities, Inc. (7)(8)
381 Park Avenue South
New York, NY 10016 ............................       100,000       5.71%           *                   *

A.J. Acquisition Corp. (7)(8)
315 Linden Place
Westbury, NY 11590 ............................       200,000      11.43%        8.86%               7.52%

Buckingham Investments, Ltd. (7)(8)
215 East 68th Street
New York, NY 10021 ............................       150,000       8.57%        6.64%               5.64%

SPAND, Inc. (7)(8)
4601 Sheridan Street
Hollywood, FL 33021 ...........................        93,526       5.34%           *                   *

------------
* Less than 5%

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the number and percentage owned by each other person listed.

(2) Includes 60,000 shares held by Mr. Boyce's wife as custodian for their two minor children.

(3) Deborah M. Hamburg is the wife of our director, Gerald Hamburg. These shares have been included in the holdings of "All Officers and Directors as a Group."

(4) Includes 10,000 shares which Mr. Nichols could receive upon exercise of options.

(5) Consists of 5,000 shares which Dr. Ertinghausen could receive upon exercise of options.

(6) Mathers Associates is the record owner of 190,000 shares, Zeelander Foundation is the record owner of 20,000 shares and Skippack Partners is the record holder of 10,000 shares. Norbert Zeelander is the General Partner of Mathers Associates. Mr. Zeelander is also the General Partner of Skippack Partners. Mr. Zeelander and members of his family are officers and directors of Zeelander Foundation. Because of these relationships, each of these organizations is considered to own beneficially the shares owned by all three.

(7) All of these shares may be sold pursuant to an alternate prospectus.

(8) Yale Farar is the sole Manager, and Beth Farar is the sole Member, of Belle Group, Ltd., LLC. The principal of Hampstead Equities, Inc. is Martin C. Licht. The principal of A.J. Acquisition Corp. is Charles Pinto. The principal of Buckingham Investments, Ltd. is Stanley Wolfsen. The principal of SPAND, Inc. is Sidney Workman.

     There is no arrangement or understanding known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of Gen Trak, except the following. Under an agreement among Gen Trak, Susquehana Holdings Corp. ("Susquehana") and certain of our shareholders, if we default under our line of credit with Susquehana (of which the aggregate balance outstanding on June 30, 1999 was $350,000), Susquehana will have the right to elect at least 75% of our directors. Our repayment obligations for this debt are described in the next Section.

                             CERTAIN TRANSACTIONS

     In September, 1998, we obtained a line of credit from Susquehana bearing interest at 10% per annum, with interest payable quarterly. Under the amended terms of the line of credit, the amount outstanding ($350,000 at the date of this prospectus) must be reduced to $100,000 in the event the minimum number of units is sold; in the event the maximum number of units is sold, all amounts must be repaid. In the event that the line of credit is not repaid entirely from the proceeds of this offering, the entire remaining balance of the line of credit is payable by June 30, 2000. Also in September, 1998, Susquehana purchased 390,000 shares of our common stock from existing shareholders for an aggregate $2,500. At that time we entered into a consulting agreement with Norbert Zeelander, the President of Susquehana. The consulting agreement provides that Mr. Zeelander will be a non-exclusive consultant. Mr. Zeelander will consult with us regarding our business activities, marketing, strategic planning and corporate development, and other activities specified in the agreement. He will receive a fee of $7,500 per month, through September 2001. The fee accrues but is not payable until the principal of the line of credit becomes due. In addition, Mr. Zeelander is entitled to a "success fee" in the event we make certain asset acquisitions or in the event of a sale of Gen Trak. The success fees are described in more detail under the heading "Transactional Success Fee Arrangements" in the Executive Compensation section of this prospectus.

     In August 1998, we borrowed $115,000 from Gerald Hamburg pursuant to a demand note bearing interest at 11% per annum. This loan has been repaid.

     We have additional notes outstanding to five of our shareholders and our former President, in the aggregate amount of $58,737. The notes bear interest at a rate equal to our primary bank's "national commercial rate" plus 1%. These notes are due June 29, 2002.

     Affiliates of Mr. Hamburg and Mr. Arena, our directors, perform legal and accounting services for Gen Trak. Fees related to these services in 1998 were approximately $10,000.

     We advanced $31,466 to certain stockholders. In September 1998, we agreed that these advances would not be repaid but would be considered distributions to these stockholders.

     In August 1999 the Company issued an aggregate of 450,000 shares to Hampstead Equities, Inc., AJ Acquisition Corp. and Buckingham Investments, Ltd. in consideration for services in connection with the structuring of this offering. A.J. Acquisition Corp. and Hampstead Equities, Inc. advised us on the terms of the offering of our securities, including the terms of exercise of the warrants, minimum proceeds requirements, and business plan for our growth. Buckingham Investments, Ltd. advised us as to the presentation in this prospectus of the technical aspects of our business. These entities also advised us regarding potential alternative business and financing strategies. We have recorded the issuance of these shares on our financial statements at $5.00 per share, for an aggregate of $2,250,000. The number of shares issued for these services was determined arbitrarily by negotiation between us and these entities.

     We began receiving advisory services from these three entities in July 1999. A.J. Acquisition Corp. and Hampstead Equities are consultants engaged in a variety of business and financial consulting activities. Buckingham Investments, Ltd. is generally engaged in consulting activities regarding business and real estate acquisitions.

                           DESCRIPTION OF SECURITIES

     As of the date of this Prospectus, we have the authority to issue 25,000,000 shares of common stock, $.01 par value per share. There are currently 1,750,000 shares of common stock outstanding.

Common Stock

     o Holders of common stock are entitled to receive dividends only if Gen Trak has funds legally available and the Board of Directors declares a dividend.

     o Holders of common stock do not have any rights to purchase additional shares.

     o Holders of common stock are entitled to one vote per share on all matters requiring a vote of shareholders.

     o Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock can elect all of the directors whose terms expire that year, if they choose to do so.

     o There is no public market for Gen Trak's common stock at the present time.

Voting Requirements

     Our By-Laws require the approval of the holders of a majority of our voting securities for most actions requiring shareholder approval. These actions include

     o election of directors

     o mergers

     o sales of substantially all of our assets

     o amendment to our Articles of Incorporation.

     There are no provisions in our Articles of Incorporation or By-Laws that would delay, defer or prevent a change in control of Gen Trak.


Transfer Agent


     The transfer agent and registrar for the common stock and our warrant agent is Stocktrans, Inc., 7 East Lancaster Avenue, Ardmore PA 19003. The telephone number of Stocktrans is 610-649-7300.

Warrants

     The following is a brief summary of certain provisions of the warrants. For the complete terms, the investor should review the actual text of the warrants and the warrant agreement between Gen Trak and Stocktrans, Inc. The text is contained in our registration statement filed with the SEC.

     Exercise Price and Terms. Each warrant entitles the holder to purchase one share of common stock for $6.00 per share. The price is subject to adjustment in accordance with certain provisions described below.

     The warrants cannot be exercised until they are separated from the units. The warrants will be separated from the units 180 days after the date of this prospectus. After separation from the units, the warrants can be exercised until the fifth anniversary of the date of this prospectus.

     The warrants are exercised by surrender to the warrant agent, with the subscription form on the reverse side of the warrant certificate properly completed and signed, together with payment of the exercise price. The warrants may be exercised at any time for all shares or only some shares covered by the certificate.

     After the warrants become separately transferable, we may redeem the warrants at $.10 per warrant on 30 days' written notice. We may redeem the warrants only if the average closing bid or trading price of our common stock is at least $10.00. This average will be measured over 30 consecutive trading days. We cannot redeem the warrants unless we have an effective registration statement with respect to the exercise of the warrants at the time of redemption of the warrants. In the event we exercise the right to redeem the warrants, such warrants may still be exercised until the close of business on the redemption date. If a warrant is not exercised before the close of business on the redemption date it will no longer be exercisable and the holder will be entitled only to $.10 per warrant. Redemption of the warrants could force warrant holders either to

     o exercise the warrants and pay the exercise price at a time when it may be less advantageous economically to do so, or

     o accept the $.10 per warrant in consideration for cancellation of the warrant, which could be substantially less than the market value of the warrant.

     The exercise price of the warrants bears no relation to any objective criteria of value. Investors should not consider the exercise price as an indication of the future market price of the shares.

     We have reserved a sufficient number of shares of common stock to accommodate the exercise of all warrants.

     Adjustments. The exercise price and the number of shares of common stock which may be purchased under a warrant are subject to adjustment upon the occurrence of certain events. The events include

     o stock dividends

     o stock splits

     o stock combinations

     o reclassification of the common stock.

     Also, in the event of a

     o consolidation or merger of Gen Trak

     o sale of all or substantially all of our assets

the warrants will be exercisable for the kind and number of shares of stock or other securities or property which the warrant holder would have received had he exercised the warrant before the consolidation, merger or sale. No adjustment to the exercise price of the shares subject to the warrants will be made for dividends (other than stock dividends), if any, paid on the common stock.

     Transfer, Exchange and Exercise. The warrants will be registered in the names of the investors and may be presented to the warrant agent for transfer, exchange or exercise at any time prior to the expiration date. If a market for the warrants develops, the holder may sell the warrants instead of exercising them. An investor cannot be certain, however, that a market for the warrants will develop or continue. If we are unable to qualify the shares underlying the warrants for sale in particular states, holders of the warrants residing in such states and desiring to exercise the warrants will have no choice but to sell such warrants or allow them to expire.

     Warrant Holder Not a Shareholder. The warrants do not give the holders any voting or any other rights as shareholders of Gen Trak.

     We Cannot Guarantee There Will be a Trading Market for Our Securities. There has been no prior public market for our units, common shares or warrants. You cannot be certain that a market will develop or be sustained.

     The Market Price of Our Securities May not be as High as the Offering Price. The offering price for the units has been arbitrarily determined by Gen Trak. The offering price is not related to our assets or book value or other accepted methods of valuing a business. Since the price has been determined in this manner and not by the market, the price at which the units trade after the offering may decrease.

     Possible Volatility of Price of Shares, Units and Warrants. If a trading market does develop for our units, shares and warrants, there may be wide fluctuations in the price of our securities.

     These fluctuations may be caused by several factors including:

     o variations in operating results

     o changes in market valuation of companies in our industry generally

     o announcements of technological innovations by our competitors

     o other announcements by us, our competitors or third parties.

     Risks Related to Low Priced Securities. Our shares, warrants and units do not qualify for listing on the NASDAQ SmallCap Market. Because of this, there may be less interest in the market place for our securities, which would result in lower prices for our securities and make it more difficult for you to sell the shares, warrants or units.' If our common stock is traded in the over-the-counter market, it will be subject to the "penny stock" trading rules of the Securities and Exchange Commission if the bid price of our shares is less than $5.00, unless certain exemptions are applicable. The "penny stock" trading rules impose additional duties and responsibilities upon broker-dealers and salespersons in recommending and effecting purchase of our stock, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. The "penny stock" trading rules would adversely affect the ability of a holder of our common stock to resell his or her shares because they have the effect of reducing the number of potential purchasers. Many broker-dealers will not effect transaction in penny stocks except on an unsolicited basis in order to avoid compliance with the "penny stock" trading rules.

                             PLAN OF DISTRIBUTION

     This is a "direct public" offering. We will not receive any proceeds of the offering unless we sell units equal to the minimum offering amount. If the minimum offering is not sold, subscribers will lose the use of their funds for the offering period of up to 60 days; the funds invested by them will be returned without interest.

     The units will be sold directly to the public through the efforts of Arthur V. Boyce, Jr., our President and Donald O. Nichols, our Chief Financial Officer. No officer or director of Gen Trak will receive any compensation in connection with the sale of units. This is a direct public offering, and we can give no assurance that the minimum number of units will be sold. The maximum number of units which will be sold is 800,000, if subscriptions are received for fewer than 400,000 units, no units will be sold.

     We plan to continue the offering of units for a period of 30 days after the date of this prospectus, and we may extend the offering for an additional 30 days in our discretion. We also may terminate the offering at any time, whether or not the minimum has been subscribed for. We reserve the right to refuse any, or all, subscriptions.

     All proceeds from subscriptions with respect to the units will be deposited promptly with Summit Bank as escrow agent pursuant to an escrow agreement with Gen Trak. In the event 400,000 units are not sold within the 30-day period (subject to the 30-day extension), funds will be refunded promptly to subscribers in full without deduction for any charges and without interest. During the offering period or any extension, no subscriber will be entitled to any refund of any subscription.

     There was no market for any of our securities prior to this offering. The public offering price for the units and the exercise price and other terms of the warrants have been determined by Gen Trak. These prices and terms are not necessarily based on any accepted methods for valuing businesses or securities. You cannot be sure that a public market for any of our securities will develop and continue or that the securities will ever trade at a price at or higher than the offering price in this offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 2,328,196 shares of common stock outstanding assuming only the minimum number of units are sold. Of the 1,750,000 shares outstanding prior to the offering, 763,526 shares are registered for sale under an alternate prospectus and will be freely saleable without restriction under the Securities Act. In addition, 108,196 shares to be issued to the holders of our private placement notes will be registered under the alternate prospectus. The holders of 80,000 of those shares have agreed not to sell their shares for six months after this offering closes, and the holders of 28,196 of those shares have agreed not to sell their shares for twelve months after this offering closes. The remaining presently outstanding shares are or will be saleable by the holders under Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, a person who has beneficially owned "restricted" securities for at least one year, including persons who may be deemed to be our "affiliates", may sell publicly without registration under the Securities Act of 1933, within any three-month period a number of shares that does not exceed the greater of (A) one percent of the common stock then outstanding, or (B) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not our "affiliate" and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume and other limitations described above.

     In addition to the shares which may be sold by certain of our shareholders under the alternate prospectus, approximately 685,000 of our shares have been outstanding for more than two years. Of these, approximately 500,000 are held by affiliates and may be sold subject to the volume limitations of Rule 144, and the remainder may be sold without any volume limitations. Approximately 193,000 shares will become tradeable subject to the volume limitations in March, 2000.

     Any shares issued on exercise of the warrants will also be freely saleable without restriction under the Securities Act. We will have warrants exercisable for a minimum of 400,000 shares and a maximum of 800,000 shares after this offering.

     The availability for sale of substantial amounts of common stock subsequent to this Offering could adversely affect the prevailing market price of the common stock and could impair our ability to raise additional capital through the sale of its equity securities. Prospective investors should be aware that the possibility of such sales may, in the future, have a depressive effect on the price of our common stock in any market which may develop and, therefore, the ability of any investor to market his shares may be dependent directly upon the number of shares that are offered and sold.

                               LEGAL PROCEEDINGS

     Gen Trak is not a party to, nor is it aware of, any threatened litigation of a material nature.

                                 LEGAL MATTERS

     Eckert Seamans Cherin & Mellott, LLC, Philadelphia, PA 19102 has given an opinion that the securities offered by the prospectus will be validly issued in accordance with Pennsylvania law. Eckert Seamans Cherin & Mellott, LLC, renders legal services to Susquehana Holdings Corp., a principal shareholder of Gen Trak and the affiliates of such shareholder.

                                    EXPERTS

     The financial statements of Gen Trak, Inc. at December 31, 1998 and for each of the two years in the period ended December 31, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report on the financial statements (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere herein. The financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                Gen Trak, Inc.

                             Financial Statements

                         Index to Financial Statements


Report of Independent Auditors .........................................   F-2

Audited Financial Statements

Balance Sheets .........................................................   F-3
Statements of Operations ...............................................   F-4
Statements of Stockholders' Deficit ....................................   F-5
Statements of Cash Flows ...............................................   F-6
Notes to Financial Statements ..........................................   F-7

                        Report of Independent Auditors

The Board of Directors
Gen Trak, Inc.

We have audited the accompanying balance sheet of Gen Trak, Inc. as of December 31, 1998, and the related statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gen Trak, Inc. at December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Gen Trak, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring operating losses and has a working capital and stockholders' equity deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                   /s/ Ernst & Young LLP
                                                   -----------------------------



Philadelphia, Pennsylvania
February 12, 1999

                                Gen Trak, Inc.

                                Balance Sheets

                                                                              December 31,       June 30,
                                                                                  1998             1999
                                                                             --------------   --------------
                                                                                                (Unaudited)
Assets
Current assets:
   Cash ..................................................................    $    230,104     $     48,217
   Accounts receivable, less allowance of $31,200 in 1998 and 1999 .......         267,963          275,703
   Inventory .............................................................         543,582          498,878
   Prepaid expenses ......................................................          55,662           51,314
                                                                              ------------     ------------
Total current assets .....................................................       1,097,311          874,112
Property and equipment, net ..............................................          90,249           75,397
Patents, net .............................................................         273,272          271,066
Other assets .............................................................         280,382          355,002
                                                                              ------------     ------------
Total assets .............................................................    $  1,741,214     $  1,575,577
                                                                              ============     ============
Liabilities and stockholders' deficit
Current liabilities:
   Bank line of credit ...................................................    $    400,000     $    400,000
   Stockholder line of credit ............................................         300,000          350,000
   Notes payable .........................................................         575,000          575,000
   Accounts payable ......................................................         211,117          465,985
   Accrued expenses ......................................................         138,969          186,680
   Stockholder accrued expenses ..........................................         103,134          102,633
   Current portion of long-term debt and capital lease ...................          33,544           31,006
                                                                              ------------     ------------
Total current liabilities ................................................       1,761,764        2,111,304
Long-term debt and capital lease, less current portion ...................         890,048          886,046
Notes payable to stockholders ............................................          58,737           58,737
Stockholders' deficit:
   Common stock, $.01 par value:
    Authorized shares - 25,000,000
    Issued and outstanding shares - 1,300,000 ............................          13,000           13,000
   Additional paid-in capital ............................................       1,663,951        1,735,147
   Accumulated deficit ...................................................      (2,646,286)      (3,228,657)
                                                                              ------------     ------------
Total stockholders' deficit ..............................................        (969,335)      (1,480,510)
                                                                              ------------     ------------
Total liabilities and stockholders' deficit ..............................    $  1,741,214     $  1,575,577
                                                                              ============     ============

See accompanying notes.

                                Gen Trak, Inc.

                           Statements of Operations

                                                               Year ended December 31,            Six months ended June 30,
                                                               1997               1998              1998              1999
                                                          --------------   -----------------   --------------   ---------------
                                                                                                         (Unaudited)
Net sales .............................................    $ 2,710,485       $   2,149,285      $ 1,143,787       $   900,917
Cost of sales .........................................      1,490,928           1,321,826          588,286           635,256
Write-down of inventory ...............................             --             791,378               --                --
                                                           -----------       -------------      -----------       -----------
                                                             1,219,557              36,081          555,501           265,661
Operating expenses:
 Marketing and selling ................................        864,144           1,017,310          466,801           395,417
 General and administrative ...........................        313,888             452,294          167,685           242,456
 Research and development .............................         56,746              57,268           31,538            34,326
                                                           -----------       -------------      -----------       -----------
                                                             1,234,778           1,526,872          666,024           672,199
                                                           -----------       -------------      -----------       -----------
Loss from operations ..................................        (15,221)         (1,490,791)        (110,523)         (406,538)
Interest expense ......................................        122,862             171,055           75,800           175,833
                                                           -----------       -------------      -----------       -----------
Loss before income taxes ..............................       (138,083)         (1,661,846)        (186,323)         (582,371)
Income taxes ..........................................             --                  --               --                --
                                                           ===========       =============      ===========       ===========
Net loss ..............................................    $  (138,083)      $  (1,661,846)     $  (186,323)      $  (582,371)
                                                           ===========       =============      ===========       ===========
Basic and diluted loss per share ......................    $      (.11)      $       (1.28)     $      (.14)      $      (.45)
                                                           ===========       =============      ===========       ===========
Weighted average shares outstanding ...................      1,300,000           1,300,000        1,300,000         1,300,000
                                                           ===========       =============      ===========       ===========
Pro forma basic and diluted loss per share ............                      $       (1.16)                       $      (.38)
                                                                             =============                        ===========
Pro forma weighted average shares outstanding .........                          1,420,000                          1,420,000
                                                                             =============                        ===========

See accompanying notes.

                                Gen Trak, Inc.

                      Statements of Stockholders' Deficit

                                                                           Additional
                                                              Common         Paid-in         Accumulated
                                                              Stock          Capital           Deficit              Total
                                                           -----------   --------------   -----------------   -----------------
Balance, December 31, 1996 .............................    $ 13,000      $ 1,557,247       $    (846,357)      $     723,890
 Net loss ..............................................          --               --            (138,083)           (138,083)
                                                            --------      -----------       -------------       -------------
Balance, December 31, 1997 .............................      13,000        1,557,247            (984,440)            585,807
 Distributions to stockholders .........................          --          (31,466)                 --             (31,466)
 Compensation expense related to stock options .........          --          138,170                  --             138,170
 Net loss ..............................................          --               --          (1,661,846)         (1,661,846)
                                                            --------      -----------       -------------       -------------
Balance, December 31, 1998 .............................      13,000        1,663,951          (2,646,286)           (969,335)
 Contribution of accrued consulting services
   (unaudited) .........................................          --           71,196                  --              71,196
 Net loss (unaudited) ..................................          --               --            (582,371)           (582,371)
                                                            --------      -----------       -------------       -------------
Balance, June 30, 1999 (unaudited) .....................    $ 13,000      $ 1,735,147       $  (3,228,657)      $  (1,480,510)
                                                            ========      ===========       =============       =============

See accompanying notes.

                                Gen Trak, Inc.

                           Statements of Cash Flows

                                                                                                       Six months ended
                                                                Year ended December 31,                    June 30,
                                                                 1997              1998              1998             1999
                                                           ---------------  -----------------  ---------------  ---------------
                                                                                                         (Unaudited)
Operating activities
Net loss ................................................    $  (138,083)     $  (1,661,846)     $  (186,323)     $  (582,371)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
 Depreciation ...........................................         71,966             46,540           22,046           22,275
 Amortization ...........................................         25,105             16,796            8,397           59,342
 Compensation expense related to stock options ..........             --            138,170               --               --
 Write-down of inventory ................................             --            791,378               --               --
 Changes in operating assets and liabilities: ...........
   Accounts receivable ..................................        (45,312)            87,268           (3,671)          (7,740)
   Inventory ............................................        100,716             23,608         (133,286)          44,704
   Prepaid expenses .....................................          9,297             25,212           21,645            4,348
   Accounts payable and accrued expenses ................         17,629            135,966          186,229          373,274
                                                             -----------      -------------      -----------      -----------
Net cash provided by (used in) operating activities .....         41,318           (396,908)         (84,963)         (86,168)
                                                             -----------      -------------      -----------      -----------
Investing activities
Refund of lease deposit .................................         13,682                 --               --               --
Purchases of property and equipment .....................        (43,941)           (17,716)          (6,366)          (7,423)
Additions to other assets ...............................         (9,665)            (6,642)          (3,528)          (5,586)
                                                             -----------      -------------      -----------      -----------
Net cash used in investing activities ...................        (39,924)           (24,358)          (9,894)         (13,009)
                                                             -----------      -------------      -----------      -----------
Financing activities
(Payments) borrowings on bank line of credit ............         (5,000)            25,000           75,000               --
Borrowings on stockholder line of credit ................             --            300,000               --           50,000
Proceeds from notes payable .............................             --            575,000               --               --
Payments on term loan ...................................             --            (24,277)         (11,624)          (4,002)
Payments on capital lease ...............................         (2,283)            (4,221)          (3,194)          (2,538)
Increase in deferred offering costs .....................             --           (189,954)              --         (126,170)
Increase in deferred financing fees .....................             --            (75,935)              --               --
                                                             -----------      -------------      -----------      -----------
Net cash (used in) provided by financing activities .....         (7,283)           605,613           60,182          (82,710)
                                                             -----------      -------------      -----------      -----------
(Decrease) increase in cash .............................         (5,889)           184,347          (34,675)        (181,887)
Cash at beginning of period .............................         51,646             45,757           45,757          230,104
                                                             -----------      -------------      -----------      -----------
Cash at end of period ...................................    $    45,757      $     230,104      $    11,082      $    48,217
                                                             ===========      =============      ===========      ===========
Supplemental disclosure of cash
 flow information
Cash paid for interest ..................................    $   123,732      $     168,038      $    73,606      $    83,294
                                                             ===========      =============      ===========      ===========
Lease obligation incurred ...............................    $    17,951      $          --      $        --      $        --
                                                             ===========      =============      ===========      ===========
Distribution of stockholder advances ....................    $        --      $      31,466      $        --      $        --
                                                             ===========      =============      ===========      ===========
Contribution of accrued consulting services .............    $        --      $          --      $        --      $    71,196
                                                             ===========      =============      ===========      ===========

See accompanying notes.

                                Gen Trak, Inc.

                         Notes to Financial Statements

                               December 31, 1998

1. Business

     Gen Trak, Inc. is a distributor of health care test kits for cellular diagnostics, paternity and genetic testing.

     The Company sells its products to companies in the healthcare industry, primarily hospital based and private laboratories performing cellular diagnostics, organ and bone marrow transplantation, disease association studies, basic research and flow cytometry.

2. Accounting Policies

Interim Financial Information

     The financial statements and disclosures included herein for the six months ended June 30, 1998 and 1999 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of the results to be obtained for a fiscal year.

Basis of Financial Statement Presentation

     The financial statements of the Company have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company incurred losses in its last three years and has an accumulated deficit of $2,646,286 and a stockholder's deficit of $969,335 at December 31, 1998. Further, the Company has a working capital deficit of $664,453 at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that actions presently being taken will provide for the Company to continue as a going concern. Such actions include an initial public offering of the Company's common stock. Further, as discussed in Note 20, the Company began to outsource the manufacturing of its core products in the fourth quarter of 1998. The Company believes this change will improve the quality and reduce the cost of its products. The Company also anticipates improved cash flow as a result of the ability to better manage inventory.

Revenue Recognition

     Sales revenue is recognized upon shipment of products.

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Values of Financial Instruments

     The carrying amounts of accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amounts of long-term debt, the bank line of credit, the stockholder line of credit and the notes payable approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

                                Gen Trak, Inc.

2. Accounting Policies  -- (Continued)

Inventory

     Inventory is valued at the lower of cost, determined by the first-in, first-out method, or market.

Property and Equipment

     Property and equipment are recorded at cost and are being depreciated over the estimated useful lives of the assets, which range from three to ten years, using the straight-line method. Leasehold improvements are being amortized over the term of the lease.

Patent Costs

     The Company amortizes patent costs using the straight-line method over the patent's estimated useful life of 17 years. In 1998, the U.S. Patent Office granted the Company its "Identification and Paternity Determination by Detecting Presence or Absence of Multiple Nucleic Acid Sequences" patent and, therefore, the Company began amortizing this patent. Accumulated amortization was $32,670 and $40,462 at December 31, 1998 and June 30, 1999 (unaudited), respectively.

Long-Lived Assets

     FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of," requires recording impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company's estimate of undiscounted cash flows related to its capitalized patent costs indicate that such costs are expected to be recovered through product sales and licensing revenue. Cash flows from product sales utilizing the patented technologies are dependent upon the Company generating the estimated financial resources necessary to further develop the patented technologies into marketable products. Should the Company be unable to generate such financing or locate suitable licensees, it is reasonably possible that the estimate of undiscounted cash flows may change, resulting in the need to write down these assets to fair value.

Clinical Trial Costs

     The Company has received approval of applications filed with the United States Food and Drug Administration (FDA) upgrading certain products of its monoclonal product line to an in vitro diagnostic classification. The costs incurred in filing such applications are being amortized by the straight-line method over the estimated useful lives of the products.

Accounting for Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") provides companies with a choice to follow the provisions of SFAS 123 in determination of stock-based compensation expenses or to continue with the provisions of APB 25, "Accounting for Stock Issued to Employees." The Company continues to follow APB 25 and provides pro forma disclosures as required by SFAS 123.

Income Taxes

     The Company, with the consent of its stockholders, had elected S-corporation status for federal and state purposes for all periods prior to September 24, 1998. As of that date, the Company terminated its status as an S-corporation and federal and state income tax rates now apply to all taxable years beginning after that date.

                                Gen Trak, Inc.

3. Inventory

     Inventory consisted of the following:

                                                              December 31,      June 30,
                                                                  1998            1999
                                                             --------------   ------------
                                                                               (Unaudited)
         Work-in-process .................................     $  675,248      $  681,112
         Finished product ................................        541,080         418,928
         Dry stores ......................................         44,703          36,149
         Allowance for excess and obsolete inventory .....       (717,449)       (637,311)
                                                               ----------      ----------
                                                               $  543,582      $  498,878
                                                               ==========      ==========

4. Property and Equipment

     Property and equipment consisted of the following:

                                                                December 31,      June 30,
                                                                    1998            1999
                                                               --------------   ------------
                                                                                 (Unaudited)
         Laboratory and manufacturing equipment ............     $  917,314     $ 920,231
         Furniture and fixtures ............................         93,517        93,517
         Leasehold improvements ............................        121,043       125,549
                                                                 ----------     ---------
                                                                  1,131,874     1,139,297
         Accumulated depreciation and amortization .........      1,041,625     1,063,900
                                                                 ----------     ---------
                                                                 $   90,249     $  75,397
                                                                 ==========     =========

     Laboratory and manufacturing equipment include approximately $18,000 under capital leases as of December 31, 1998 and June 30, 1999 (unaudited). Accumulated depreciation related to these assets was approximately $10,000 as of December 31, 1998 and $12,000 as of June 30, 1999 (unaudited).

5. Other Assets

     Other assets consisted of the following:

                                                             December 31,      June 30,
                                                                 1998            1999
                                                            --------------   ------------
                                                                              (Unaudited)
         Deferred offering costs ........................      $ 189,954      $ 316,124
         Deferred financing fees, net of accumulated
          amortization of $50,855 at June 30, 1999
          (unaudited) ...................................         75,935         25,080
         Clinical trial costs, net of accumulated amorti-
          zation of $112,478 in 1998 and $113,173 in
          1999 (unaudited) ..............................          1,873          1,178
         Deposits and other assets ......................         12,620         12,620
                                                               ---------      ---------
                                                               $ 280,382      $ 355,002
                                                               =========      =========

     Deferred offering costs relate to professional fees and other costs associated with the Company's initial public offering. These costs will be offset against the proceeds from the offering when the offering closes. If the Company does not complete its initial public offering, the costs will be charged to income. Deferred financing fees relate to costs associated with the issuance of $575,000 of unsecured promissory notes in the fourth quarter of 1998. The fees are being amortized over the term of the related notes.

                                Gen Trak, Inc.

6. Accrued Expenses

     Accrued expenses consisted of the following:

                                                     December 31,      June 30,
                                                         1998            1999
                                                    --------------   ------------
                                                                      (Unaudited)
         Accrued compensation ...................      $  54,594      $  41,227
         Accrued interest .......................         22,901        115,440
         Accrued contract manufacturing .........         22,167         12,030
         Other accrued expenses .................         39,307         17,983
                                                       ---------      ---------
                                                       $ 138,969      $ 186,680
                                                       =========      =========

7. Stockholder Line of Credit

     The Company entered into a $300,000 line of credit agreement with a stockholder in September 1998. The line of credit was increased to $350,000 in June 1999 (unaudited). The line of credit bears interest at 10% and is subordinate to the bank debt. The repayment terms of the line of credit were revised in 1999. Either all or a portion of the line of credit must be repaid from the proceeds of the Company's proposed initial public offering, depending on the amount raised in the initial public offering. Anything not repaid from the proceeds of the initial public offering will be repaid in six monthly installments commencing in January 2000 (unaudited). At December 31, 1998 and June 30, 1999 borrowings of $300,000 and $350,000 (unaudited), respectively, were outstanding under the line of credit. Concurrent with the line of credit agreement, the Company entered into a consulting agreement with the same stockholder. Pursuant to the consulting agreement, the stockholder will provide general business consulting for a term of three years, commencing October 1, 1998 at a monthly fee of $7,500. Monthly consulting fees shall accrue and will not be payable until the principal on the line of credit becomes due.

8. Bank Line of Credit

     The Company has a $400,000 revolving line of credit with a bank which is payable on demand and bears interest at the bank's "national commercial rate," as defined (7.75% at December 31, 1998) plus 2.5%. The line of credit commitment is subject to periodic review by the bank. The line of credit is secured by substantially all of the Company's assets and life insurance policies on the Chairman of the Board and the Company's president. In addition, the line of credit is personally guaranteed by the Chairman of the Board of the Company.

                                Gen Trak, Inc.

9. Long-Term Debt

     Long-term debt consisted of the following:

                                                         December 31,      June 30,
                                                             1998            1999
                                                        --------------   ------------
                                                                          (Unaudited)
Termloan payable to a bank; interest at 11% per year,
 secured by substantially all the assets of the Com-
 pany and life insurance policies on the Chairman
 of the Board and the Company's president; the
 loan is personally guaranteed by the Chairman of
 the Board of the Company; due in monthly install-
 ments of principal and interest of $11,000 through
 December 2012 ......................................      $ 912,145      $ 908,143
Capital lease obligation ............................         11,447          8,909
                                                           ---------      ---------
                                                             923,592        917,052
Less current portion ................................         33,544         31,006
                                                           ---------      ---------
                                                           $ 890,048      $ 886,046
                                                           =========      =========

     The term loan was originally to be repaid over five years, however, the loan was amended in 1997 to provide for interest only during 1997 and the loan was further amended in January 1998 providing for a fifteen-year repayment period commencing in January 1998. During the second quarter of 1999, the bank verbally agreed to postpone principal and interest payments for the remainder of 1999 (unaudited). Aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998 are as follows:



            1999 .......................    $  33,544
            2000 .......................       37,653
            2001 .......................       38,060
            2002 .......................       40,287
            2003 .......................       44,949
            Thereafter .................      729,099
                                            ---------
                                            $ 923,592
                                            =========


10. Notes Payable to Stockholders


     The Company has outstanding notes payable to certain stockholders of $58,737 at December 31, 1998 and June 30, 1999 (unaudited). The principal on these notes is due on June 29, 2002. Interest accrues at a rate equivalent to the primary bank's "national commercial rate" (7.75% at December 31, 1998) plus 1%.

11. Notes Payable

     In the fourth quarter of 1998, the Company issued $575,000 of unsecured promissory notes (the "Notes") to certain unaffiliated investors. The Notes were originally to be repaid from the proceeds of the initial public offering. If the proposed initial public offering is not completed, the Notes are due and payable on December 31, 1999 with interest at 12% from the date of issuance. Interest accrued on these Notes totaled $37,981 as of June 30, 1999 (unaudited). During the third quarter of 1999, the Company came to agreement with several of the Note holders to amend the repayment period on the notes contingent upon the completion of the initial public offering (unaudited). The Company agreed to issue to certain Note holders, an aggregate of 105,000 shares of common stock and 25,000 warrants to purchase common stock at $6.00 per share at the closing of the initial public offering as consideration for amending the period of repayment (unaudited). Certain Note holders also agreed to accept shares as payment for 1999 interest on the Notes (unaudited). Based on the proposed initial public offering price of $5.00 per share, upon the issuance of the aforementioned shares, the Company will record additional interest expense of approximately $512,000 (unaudited).

                                Gen Trak, Inc.

12. Commitments

     The Company leases certain equipment and its operating facility under noncancelable operating leases with terms expiring over the next four years. Rental expense under operating leases for each of the years ended December 31, 1997 and 1998 was approximately $170,000. Rental expense under operating leases for the six months ended June 30, 1998 and 1999 was approximately $84,000 and $87,000 (unaudited), respectively. Future minimum lease payments under noncancelable operating leases at December 31, 1998 are $134,000 in 1999; $27,000 in 2000; $5,000 in 2001; and $3,000 in 2002.

13. Income Taxes

     Prior to September 24, 1998, the Company elected to be treated as an S-corporation under the Internal Revenue Code and, as such, the federal and state income tax liabilities or benefits flowed through directly to the stockholders. Accordingly, no provision for income taxes is reflected during the year ended December 31, 1997 or for the period from January 1, 1998 to September 23, 1998.

     Effective September 24, 1998, the Company terminated its election to be treated as an S-corporation under the Internal Revenue Code. Accordingly, income tax obligations and benefits resulting from operations no longer flow through to the stockholders and federal and state income tax rates apply. There was no effect from this change in tax status because a valuation allowance was provided for the net deferred tax asset at that date.

     The provision for income taxes differs from the federal statutory rate of 34% as follows:

                                                Year ended      Six months ended
                                               December 31,         June 30,
                                                   1998               1999
                                              --------------   -----------------
                                                                  (Unaudited)
Income tax benefit at federal statutory
 rate of 34% ..............................    $  (565,020)       $  (198,006)
Permanent differences .....................         19,707              3,557
State income taxes (net of federal taxes) .        (99,710)           (34,942)
Tax benefit related to S-corporation status        192,497                 --
Increase in valuation allowance ...........        452,526            229,391
                                               -----------        -----------
Net income tax expense/(benefit) ..........    $        --        $        --
                                               ===========        ===========

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance equal to the net deferred tax asset has been recorded on the basis of the uncertainty with respect to the ultimate realization of the net deferred tax assets. Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and June 30, 1999 (unaudited) are as follows:

                                Gen Trak, Inc.

13. Income Taxes  -- (Continued)

                                                                   December 31,     June 30,
                                                                       1998           1999
                                                                  --------------  ------------
                                                                                   (Unaudited)
          Deferred tax asset:
            Reserves on accounts receivable ....................    $   12,479     $   12,479
            Inventory reserve and capitalization ...............       293,208        261,152
            Book over tax depreciation .........................        38,145         40,545
            Stock option compensation ..........................        55,268         55,268
            Other compensation accruals ........................        54,119         40,568
            Net operating loss carryforwards ...................       117,488        388,926
                                                                    ----------     ----------
          Total deferred tax assets ............................       570,707        798,938
                                                                    ----------     ----------
          Deferred tax liability:
            Capitalized clinical trial and patent costs ........      (118,181)      (117,021)
                                                                    ----------     ----------
          Total deferred tax liability .........................      (118,181)      (117,021)
                                                                    ----------     ----------
          Valuation allowance for net deferred tax asset .......      (452,526)      (681,917)
                                                                    ==========     ==========
          Net deferred tax asset (liability) ...................    $       --     $       --
                                                                    ==========     ==========


     At December 31, 1998, the Company has net operating loss carryforwards of approximately $294,000, which expire in 2018 for federal tax purposes. At June 30, 1999, the Company has net operating loss carryforwards of approximately $678,000, which expire in 2019 for federal tax purposes (unaudited).

14. Related Party Transactions

     Certain stockholders of the Company also perform accounting, legal and consulting services on behalf of the Company. Fees incurred related to these services were approximately $33,000 and $55,000 for the years ended December 31, 1997 and 1998, respectively, and $16,000 and $70,000 for the six months ended June 30, 1998 and 1999 (unaudited), respectively. Amounts due for these services are included in stockholder accrued expenses.

     The Chairman of the Board of the Company agreed to forgo accrued consulting fees due to him from the Company of approximately $71,000 in March 1999 (unaudited). This amount has been reflected as a contribution to capital in the accompanying June 30, 1999 unaudited balance sheet.

     The Company borrowed $115,000 from a stockholder in August 1998. The note, with interest at 11%, was repaid in December 1998.

15. Common Stock

     The Board of Directors declared a 1 for 17.184035 reverse stock split in September 1998. Further, the authorized shares of the Company were reduced from 100,000,000 to 25,000,000. All references to common stock in the accompanying financial statements have been retroactively restated to reflect these actions.

     In September 1998, the Board of Directors authorized the filing of a Registration Statement on Form SB-2 with the Securities and Exchange Commission for a proposed initial public offering of the Company's common stock.

16. Profit-Sharing Plan

     The Company has a 401(k) profit-sharing plan which is available to all employees who have completed one year of service. The Plan permits employee contributions up to 15% of compensation. The Company is

                                Gen Trak, Inc.

16. Profit-Sharing Plan  -- (Continued)

required to contribute the lesser of 3% of compensation or 50% of the first 6% of compensation contributed by the employee. Company contributions were approximately $7,800 and $15,900 for the years ended December 31, 1997 and 1998, respectively, and $7,400 and $6,880 for the six months ended June 30, 1998 and 1999 (unaudited), respectively.

17. Stock Option Plans

     At December 31, 1997, the Company had stock option plans for certain key employees and members of the Company's Scientific Advisory Board ("SAB"). The stock option plans were administered by the Board of Directors and stock options were granted at the fair market value of the underlying stock as determined by the Board of Directors. The Company granted 1,746 options to members of the SAB in July 1997 at an exercise price of $6.01 per share. The options vested ratably over the member's two-year term on the SAB and were to expire 5 years from the grant date. During 1998, prior to the exercise of any options, the SAB was eliminated and, in accordance with the stock option plan, all outstanding options were canceled. No options were outstanding under the employee plan. These stock option plans were terminated in 1998.

     In September 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the "Plan"). Pursuant to the Plan, 100,000 shares of common stock were reserved for issuance upon exercise of options to be granted under the Plan. In December 1998, the Company granted 32,000 options to employees, 23,000 options to consultants and 5,000 options to a member of the Company's Board of Directors. The options vested at the date of grant and have an exercise price of $3.00 per share. The Company recorded a charge of $2.00 per share at the grant date for the employee and director options, representing the difference between the fair value of the common stock based on the initial public offering price and the exercise price of the options. The Company recorded a charge of $2.79 per share for the consultant options, representing the fair value of the stock options as determined using the Black-Scholes option pricing model, in accordance with SFAS 123.

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee and directors' stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for valuing employee stock options.

     Pro forma information regarding net income as if the Company had accounted for its employee stock options under the fair value method is required by SFAS
123. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998: risk free interest rate of 5%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of 30%; and a weighted average expected life of the options of 5 years.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had 1998 compensation costs for the Company's stock option plan been determined in accordance with the method of SFAS 123, the impact on the Company's financial results would have been an increase to the net loss by approximately $29,000 and an increase in the basic and diluted loss per share by $.02 for the year ended December 31, 1998. The impact of 1997 options is not presented because it is not materially different from amounts reported.

                                Gen Trak, Inc.

18. Employment Agreement

     The Company has an employment agreement with its President. Through March 1999, $41,200 (unaudited) of the President's salary was accrued and unpaid. In March 1999, the President agreed to forgo his accrued salary and the amount was credited to income in the accompanying statement of operations for the six months ended June 30, 1999.

     In addition to an annual salary, the agreement provides for a success fee in the event that the President, during the term of his employment or for 18 months thereafter, introduces the Company or its stockholders to any entity which acquires all or a material part of the Company's assets or more than 50% of the Company's stock, or whose assets or stock the Company acquires. The success fee will be equal to a percentage of the consideration paid or received in the transaction. Each member of the Company's Board of Directors has a similar right to a success fee in connection with introductions they may make.

19. Segment Information

     The Company sells health care tests kits and related products used for various genetic tests. The Company's tissue typing trays are primarily used to determine the compatibility between organ and bone marrow donors and recipients. The Company's antibody screening trays monitor the antibodies of potential transplant recipients and those who have received transplants to predict the possibility of organ or bone marrow rejection. The monoclonal antibody product is used to screen blood for certain abnormalities. Sales by major product were approximately as follows:

                                                                                         Six months ended
                                                     Year ended December 31,                 June 30,
                                                      1997             1998             1998            1999
                                                 --------------   --------------   --------------   ------------
                                                                                            (Unaudited)
 Tissue typing serology products .............    $ 1,685,000      $ 1,100,000      $   589,000      $ 453,000
 SeraScreen antibody screening trays .........        530,000          663,000          333,000        303,000
 Monoclonal antibodies .......................        267,000          214,000          125,000         73,000
 Other .......................................        228,000          172,000           97,000         72,000
                                                  -----------      -----------      -----------      ---------
                                                  $ 2,710,000      $ 2,149,000      $ 1,144,000      $ 901,000
                                                  ===========      ===========      ===========      =========


     The following is a summary of sales by geographic region:


                           Year ended December     Six months ended
                                   31,                 June 30,
                             1997       1998       1998       1999
                           --------   --------   --------   --------
                                                     (Unaudited)
 North America .........       80%        87%        85%        83%
 Europe ................       16          7         10         12
 Other .................        4          6          5          5
                               --         --         --         --
                              100%       100%       100%       100%
                              ===        ===        ===        ===

20. Manufacturing and Distribution Agreements

     The Company entered into a Contract Manufacturing Agreement (the Agreement) with SFP Research, Inc. (SFP) in September 1998. Pursuant to the Agreement, SFP will manufacture the Company's products. The price paid by the Company will be SFP's direct manufacturing cost plus a monthly fee of $7,500. The Company has also been granted the option, at its sole discretion, to acquire SFP for an amount not to exceed $700,000 during the term of the Agreement subject to appropriate due diligence. The Agreement has an original term of two years and may be extended by the Company for three additional consecutive one-year periods.

                                Gen Trak, Inc.

20. Manufacturing and Distribution Agreements  -- (Continued)

     The Agreement with SFP increased the Company's access to unique immunogenetic products and reagents which allowed the Company to improve the quality and breadth of its product offerings. As a result of the release of these new products, the Company determined that approximately $791,000 of inventory on hand at September 30, 1998 was unusable and as such, a charge for that amount has been reflected in the December 31, 1998 Statement of Operations.

     In June 1998, the Company entered into an exclusive distribution agreement with BioSynthesis, Inc. (BSI). Pursuant to the agreement, the Company has been named the exclusive distributor in the United States and Canada for certain molecular products manufactured by BSI. The agreement has an initial term of three years and may be extended by the Company for three additional consecutive one-year periods. The Company has agreed to certain minimum annual purchase requirements.

21. Pro Forma Adjustments (Unaudited)

     Pro forma basic and diluted loss per share is calculated based upon net loss adjusted for the reduction in after-tax interest expense (approximately $54,000 for the year ended December 31, 1998 and $74,000 for the six months ended June 30, 1999) that would have taken place had the outstanding indebtedness discussed below been retired at the beginning of each period and 1,300,000 shares outstanding plus the estimated number of shares (120,000) which would have to be sold by the Company at the initial public offering price of $5.00 per share to repay $250,000 of the notes payable, $100,000 of the bank line of credit and $250,000 of the stockholder line of credit at June 30, 1999.

22. Common Stock Issued for Services (Unaudited)

     During the third quarter of 1999, the Company issued 450,000 shares of common stock to three entities assisting the Company with its initial public offering. The value of such shares will be reflected as deferred offering costs (Note 5). The costs will be offset against the proceeds of the proposed initial public offering upon closing. If the Company does not complete its initial public offering, the costs will be charged to income.

     The Company agreed to issue a total of 70,000 shares of common stock to certain officers of the Company upon the closing of the initial public offering. The value of such shares at the initial public offering price of $5.00 will be reflected as compensation expense upon the closing of the initial public offering.

================================================================================
       A prospective investor should rely only on the information contained in this prospectus or in our registration statement filed with the SEC. Gen Trak has not authorized any other person to provide you with any other information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date after the date of this prospectus.

                       -----------------------------------

                                TABLE OF CONTENTS




                                                                          Page
                                                                       ---------
Prospectus Summary .................................................        2
   Gen Trak and its Products .......................................        2
   The Offering ....................................................        2
   Summary Financial Data ..........................................        3
Statements of Operations Data ......................................        3
High Risk Factors ..................................................        5
Dilution ...........................................................        7
Use of Proceeds ....................................................        8
Dividend Policy ....................................................        9
Capitalization .....................................................       10
Selected Financial Data ............................................       11
Management's Discussion and Analysis ...............................       11
Gen Trak's Business ................................................       18
Management .........................................................       27
Executive Compensation .............................................       29
Principal Shareholders .............................................       31
Certain Transactions ...............................................       33
Description of Securities ..........................................       34
Plan of Distribution ...............................................       36
Shares Eligible for Future Sale ....................................       37
Legal Proceedings ..................................................       37
Legal Matters ......................................................       37
Experts ............................................................       38
Index to Financial Statements ......................................      F-1

                       -----------------------------------

       Until February 14, 2000 (90 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the of dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================

                               Up to 800,000 Units

                             Each Unit Consisting of
                            One Share of Common Stock
                           One Redeemable Common Stock
                                Purchase Warrant






                               [GRAPHIC OMITTED]





                                  ----------
                                  PROSPECTUS
                                  ----------






                               November 15, 1999


================================================================================